Filed Pursuant to General Instruction II.L of Form F-10

File No. 333-249078

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this prospectus supplement, and in the accompanying short form base shelf prospectus dated October 19, 2020 to which it relates, from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Lithium Americas Corp. at 300-900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5, e-mail: legal@lithiumamericas.com, and are also available electronically at www.sedar.com.

This prospectus supplement together with the short form base shelf prospectus dated October 19, 2020 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in this prospectus supplement and in the short form base shelf prospectus, as amended or supplemented, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

PROSPECTUS SUPPLEMENT

To the Short Form Base Shelf Prospectus dated October 19, 2020

New Issue	October 20, 2020

LITHIUM AMERICAS CORP.

Up to US$100,000,000

COMMON SHARES

This prospectus supplement (the "prospectus supplement") of Lithium Americas Corp. ("LAC", "we" or the "Company"), together with the accompanying short form base shelf prospectus to which this prospectus supplement relates dated October 19, 2020 (the "prospectus"), qualifies the distribution (the "Offering") of common shares (the "Offered Shares") of the Company having an aggregate sale price of up to US$100,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold). See "Plan of Distribution" and "Description of Common Shares".

The common shares (the "Common Shares") of the Company are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "LAC" and on the New York Stock Exchange (the "NYSE") under the symbol "LAC". On October 19, 2020, the last trading day before the date of this prospectus supplement, the closing price of the Common Shares on the TSX was C$16.83 and the closing price of the Common Shares on the NYSE was US$12.82. The TSX has conditionally approved the listing of the Offered Shares distributed under the Offering, subject to LAC fulfilling all of the requirements of the TSX. The NYSE has authorized the listing of certain Offered Shares distributed under the Offering.

LAC has entered into an open market sale agreement dated October 20, 2020 (the "Distribution Agreement") with Jefferies LLC, National Bank of Canada Financial Inc., Stifel, Nicolaus & Company, Incorporated, Cormark Securities (USA) Ltd., BMO Capital Markets Corp. and Canaccord Genuity LLC (the "U.S. Agents") and National Bank Financial Inc., Jefferies Securities, Inc., Stifel Nicolaus Canada Inc., Cormark Securities Inc., BMO Nesbitt Burns Inc. and Canaccord Genuity Corp. (the "Canadian Agents" and, together with the U.S. Agents, the "Agents") pursuant to which the Company may distribute up to US$100,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold) of Offered Shares in the Offering from time to time through the Agents, as agents, in accordance with the terms of the Distribution Agreement. See "Plan of Distribution". The Offering is being made concurrently in Canada under the terms of this prospectus supplement and in the United States under the terms of the Company's registration statement (the "Registration Statement") on Form F-10 (File No. 333-249078), as amended, filed with the United States Securities and Exchange Commission (the "SEC"), of which this prospectus supplement forms a part.

Sales of Offered Shares, if any, under this prospectus supplement will be made in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102 - Shelf Distributions ("NI 44-102"), including sales made directly on the TSX, the NYSE or on any other "marketplace" (as such term is defined in National Instrument 21-101 - Marketplace Operation ("NI 21-101")), by any other method permitted by law deemed to be an "at-the-market offering" as defined in Rule 415(a)(4) under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), in privately negotiated transactions and/or any other method permitted by applicable law. The Offered Shares will be distributed at market prices prevailing at the time of the sale, at prices related to prevailing market prices or at negotiated prices. As a result, prices may vary as between purchasers and during the period of distribution. The Agents are not required to sell any specific number or dollar amount of Offered Shares, but will use their commercially reasonable efforts to sell the Offered Shares pursuant to the terms and conditions of the Distribution Agreement. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all. The Canadian Agents will only sell Common Shares on marketplaces in Canada and the U.S. Agents will only sell Common Shares on marketplaces in the United States. See "Plan of Distribution".

LAC will pay the Agents a commission for their services in acting as agents in connection with the sale of Offered Shares pursuant to the Distribution Agreement (the "Commission"). The amount of the Commission will be up to 3.0% of the gross sales price per Offered Share sold. In addition, the Company has agreed to reimburse the Agents for certain expenses incurred in connection with the Offering. The Company estimates that the total expenses that it will incur related to the commencement of the Offering, excluding compensation payable to the Agents under the terms of the Distribution Agreement, will be approximately US$900,000. See "Plan of Distribution" for a description of compensation payable to the Agents.

We are permitted, under the multi-jurisdictional disclosure system adopted by the securities regulatory authorities in the United States and Canada (the "MJDS"), to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. We prepare our annual financial statements, certain of which are incorporated by reference herein, in United States dollars and in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"), and our interim financial statements, certain of which are incorporated by reference herein, in United States dollars and in accordance with IFRS as issued by the IASB as applicable to interim financial reporting, and they therefore may not be comparable to financial statements of United States companies.

Purchasers of the Offered Shares should be aware that the acquisition of the Offered Shares may have tax consequences both in the United States and in Canada. Such consequences for purchasers who are resident in, or citizens of, the United States or who are resident in Canada may not be described fully herein. Purchasers of the Offered Shares should read the tax discussion contained in this prospectus supplement and consult their own tax advisors. See "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations".

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, a province of Canada, certain of the officers and directors are not residents of the United States, that some or all of the Agents or experts named in this prospectus supplement and in the accompanying prospectus are not residents of the United States, and that certain of the Company's assets and all or a substantial portion of the assets of such persons are located outside of the United States. See "Enforceability of Certain Civil Liabilities".

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION OR REGULATOR HAS APPROVED OR DISAPPROVED THE OFFERED SHARES NOR PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Investing in the Offered Shares is highly speculative and involves significant risks that you should consider before purchasing the Offered Shares. The risks outlined in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference herein and therein should all be carefully reviewed and considered by prospective investors in connection with an investment in the Offered Shares. See "Risk Factors".

In connection with the sale of the Offered Shares on our behalf, the Agents may be deemed to be an "underwriter" within the meaning of Section 2(a)(11) of the U.S. Securities Act, and the compensation of the Agents may be deemed to be underwriting commissions or discounts. The Company has agreed to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the U.S. Securities Act and under Canadian securities laws.

As sales agents, the Agents will not engage in any transactions to stabilize or maintain the price of the Common Shares. No underwriter of the at-the-market distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under this prospectus supplement, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities. See "Plan of Distribution".

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Certain of our directors and officers and some of the experts named in this prospectus supplement and the accompanying prospectus reside outside of Canada. See "Enforceability of Certain Civil Liabilities and Agent for Service of Process" in the prospectus accompanying this prospectus supplement.

The Company's head and registered office is located at 300-900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5.

Unless otherwise indicated, all references in this prospectus supplement and the accompanying prospectus to "$" or "US$" are to U.S. dollars, and references to "C$" are to Canadian dollars. See "Currency and Exchange Rate Information".

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TABLE OF CONTENTS OF THE PROSPECTUS SUPPLEMENT

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TABLE OF CONTENTS OF THE SHORT FORM BASE SHELF PROSPECTUS

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Offered Shares being offered and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference herein and therein. The second part, the prospectus, gives more general information, some of which may not apply to the Offered Shares being offered under this prospectus supplement. This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the Offering constituted by this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. If the description of the Offered Shares or any other information varies between this prospectus supplement and the accompanying prospectus (including the documents incorporated by reference herein and therein on the date hereof), the investor should rely on the information in this prospectus supplement. We have not, and the Agents have not, authorized anyone to provide you with different or additional information. If anyone provides you with any different, additional, inconsistent or other information, you should not rely on it. Neither the Company nor the Agents are making an offer to sell or seeking an offer to buy the Offered Shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein is accurate as of any date other than the date on the front of this prospectus supplement, the accompanying prospectus or the respective dates of the documents incorporated by reference herein and therein, as applicable, regardless of the time of delivery of this prospectus supplement or of any sale of the Offered Shares pursuant hereto. Our business, financial condition, results of operations and prospects may have changed since those dates. Information contained on the Company's website should not be deemed to be a part of this prospectus supplement, the accompanying prospectus or incorporated by reference herein or therein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the Offered Shares.

Market data and certain industry forecasts used in the prospectus and this prospectus supplement and the documents incorporated by reference in the prospectus and this prospectus supplement were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

This prospectus supplement shall not be used by anyone for any purpose other than in connection with the Offering.

Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus supplement or the accompanying prospectus to "LAC", the "Company", "we", "us" and "our" refer to Lithium Americas Corp. and/or, as applicable, one or more of its subsidiaries and/or, as applicable, its joint venture.

FORWARD-LOOKING INFORMATION

This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, contain "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking information"). These statements relate to future events or the Company's future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning mineral resource and mineral reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information generally can be identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "propose", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this prospectus supplement and the accompanying prospectus contain or incorporate by reference forward-looking information, including, without limitation, with respect to the following matters or the Company's expectations relating to such matters: successful development of the Cauchari-Olaroz and Thacker Pass Projects (each as defined in the accompanying prospectus), including timing, progress, construction, milestones, anticipated productions and results thereof; the expected benefits from the Project Investment (as defined in the accompanying prospectus); the expected benefits from the 2020 Cauchari Transaction (as defined in the accompanying prospectus); expectations and anticipated impact of any COVID-19 (as defined in the accompanying prospectus) cases on site; statements regarding anticipated decision making with respect to Minera Exar (as defined in the accompanying prospectus); capital expenditures and programs; estimates of the mineral resources and mineral reserves at the Company's properties; development of mineral resources and mineral reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of mineral resources and mineral reserves estimates, including whether mineral resources will ever be developed into mineral reserves and information and underlying assumptions related thereto; the timing and amount of future production; currency exchange and interest rates; expected outcome and timing of environmental surveys and permit applications and other environmental matters; the Company's ability to raise capital; expected expenditures to be made by the Company on its properties; the timing, cost, quantity, capacity and product quality of production of the Cauchari-Olaroz Project, which is held and operated through the Company's joint venture with Ganfeng (as defined in the accompanying prospectus); successful operation of the Cauchari-Olaroz Project under its co-ownership structure; whether the Company will ever be able to realize on the additional debt funding commitment from Bangchak (as defined in the accompanying prospectus), including the terms and timing thereof; ability to produce high quality battery grade lithium carbonate; the timing, cost, quantity, capacity and product quality of production at the Thacker Pass Project; results of the Company's engineering, design, permitting program at the Thacker Pass Project, including that the Company meets deadlines and receives permits as anticipated; successful results from the Company's testing facility and third-party tests related thereto; capital costs, operating costs, sustaining capital requirements, after tax net present value and internal rate of return, payback period, sensitivity analyses, net cash flows and EBITDA (as defined in the accompanying prospectus) of the Cauchari-Olaroz Project and the Thacker Pass Project; timing, results and completion of the Thacker Pass Project feasibility study; the Company's share of the expected capital expenditures for the construction of the Cauchari-Olaroz Project and for permitting and Thacker Pass Project feasibility study activities at the Thacker Pass Project; ability to achieve capital cost efficiencies; stability and inflation related to the Argentine peso, whether the Argentine government implements additional foreign exchange and capital controls, and the effect of current or any additional regulations on the Company's operations; approval of pending patents; and the potential for partnership and financing scenarios for the Thacker Pass Project.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company's control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above and incorporated by reference herein, the Company has made assumptions regarding, among other things:

  current technological trends;

  a cordial business relationship between the Company and Ganfeng for the Cauchari-Olaroz Project;

  ability of the Company to fund, advance and develop the Cauchari-Olaroz Project and the Thacker Pass Project;

  the Company's ability to operate in a safe and effective manner;

  uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada and Argentina;

  demand for lithium, including that such demand is supported by growth in the electric vehicle market;

  the impact of increasing competition in the lithium business, and LAC's competitive position in the industry;

  general economic conditions;

  the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates;

  stability and inflation of the Argentinian peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company's operations;

  the impact of unknown financial contingencies, including litigation costs, on the Company's operations;

  gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities;

  estimates of and unpredictable changes to the market prices for lithium;

  exploration, development and construction costs for the Cauchari-Olaroz Project and the Thacker Pass Project;

  estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves;

  reliability of technical data;

  anticipated timing and results of exploration, development and construction activities;

  timely responses from governmental agencies responsible for reviewing and considering the Company's permitting activities at the Thacker Pass Project;

  the Company's ability to obtain additional financing, including pursuant to the additional debt funding commitment from Bangchak, on satisfactory terms or at all;

  the ability to develop and achieve production at any of the Company's mineral exploration and development properties;

  the impact of COVID-19 on the Company's business;

  expected benefits from the 2020 Cauchari Transaction;

  accuracy of development budget and construction estimates; and

  preparation of a development plan for lithium production at the Thacker Pass Project.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, LAC can give no assurance that these assumptions and expectations will prove to be correct, and since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

The Company's actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors contained in and incorporated by reference in this prospectus supplement, including but not limited to, the factors referred to under the heading "Risk Factors" in this prospectus supplement, under the heading "Description of the Business - Risk Factors" in the Company's most recent annual information form and under the heading "Risks and Uncertainties" in the Company's management's discussion and analysis for our most recently completed audited financial year and, if applicable, interim financial period. Such risks include, but are not limited to the following: the impacts of COVID-19 on the availability and movement of personnel, supplies and equipment and on the timing for regulatory approvals and permits and on third parties on whom the Company or the joint venture operation in respect of the Cauchari-Olaroz Project rely for services, such as preparation of the Thacker Pass definitive feasibility study and construction at the Cauchari-Olaroz Project; the Company's mineral properties may not be developed as planned and uncertainty of whether there will ever be production at the Company's mineral exploration properties; cost overruns; risks associated with the Company's ability to successfully secure adequate funding; market prices affecting the ability to develop the Company's mineral properties; risks associated with co-ownership arrangements; risk to the growth of lithium markets; lithium prices; inability to obtain required governmental permits and government-imposed limitations on operations; technology risk; inability to achieve and manage expected growth; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; emerging and developing market risks; risks associated with not having production experience; operational risks; changes in government regulations; changes to environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project parameters as plans continue to be refined; changes in legislation, governmental or community policy; mining industry competition; market risk; volatility in global financial conditions; uncertainties associated with estimating mineral resources and mineral reserves, including uncertainties relating to the assumptions underlying mineral resource and mineral reserve estimates; whether mineral resources will ever be converted into mineral reserves; whether the Company is able to successfully monetize any increase in off-take from any increased development plan, and the expected benefits from the Project Investment and other transactions described herein and in the prospectus and in the documents incorporated by reference herein and therein; the expected benefits from the 2020 Cauchari Transaction; inherent risks in realizing on Bangchak's additional debt funding commitment, including the availability thereof, consent of the Company's senior lenders and the addition of additional debt on the Company's balance sheet; risks related to investments in Argentine bonds and equities; opposition to development of the Company's mineral properties; lack of unitization and reservoir management rules; surface access risk; geological, technical, drilling or processing problems; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks; risks related to the stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current and any additional regulations on the Company's operations; risks related to unknown financial contingencies, including litigation costs, on the Company's operations; incorrect assessments of the value of acquisitions; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to the Company and/or joint venture partners; shareholder dilution; intellectual property risk; dependency on key personnel; payment of dividends; competition for, amongst other things, capital, undeveloped lands and skilled personnel; fluctuations in currency exchange and interest rates; regulatory risk, including as a result of the Company's dual-exchange listing and increased costs thereof; conflicts of interest; Common Share price volatility; and cyber-security risks and threats. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in or incorporated by reference in this prospectus supplement is expressly qualified by these cautionary statements. All forward-looking information in this prospectus supplement speaks as of the date of this prospectus supplement. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. Additional information about these assumptions and risks and uncertainties is contained in the Company's filings with securities regulators, including the Company's most recent annual information form and most recent management's discussion and analysis for our most recently completed financial year and, if applicable, interim financial period, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

NOTICE REGARDING REPRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

The disclosure included in or incorporated by reference in this prospectus supplement uses mineral reserves and mineral resources classification terms that comply with reporting standards in Canada and the mineral reserves and mineral resources estimates are made in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards"), and National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Unless otherwise indicated, all mineral reserves and mineral resources estimates included in or incorporated by reference in this prospectus supplement have been prepared in accordance with NI 43-101 and the CIM Definition Standards. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7 ("SEC Industry Guide 7"). In particular, SEC Industry Guide 7 applies different standards in order to classify mineralization as a mineral reserve. As a result, the definitions of "proven mineral reserves" and "probable mineral reserves" used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under SEC Industry Guide 7. Accordingly, mineral reserves estimates included in or incorporated by reference in this prospectus supplement may not qualify as "reserves" under SEC Industry Guide 7.

In addition, this prospectus supplement and the documents incorporated by reference herein use the terms "mineral resources," "measured mineral resources," "indicated mineral resources" and "inferred mineral resources" to comply with the reporting standards in Canada. SEC Industry Guide 7 does not recognize mineral resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. "Inferred mineral resources" have a great amount of uncertainty as to whether they can be mined legally or economically. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or pre-feasibility studies. Although generally speaking it can be assumed that with further work and the application of modifying factors all mineral resources are upgradeable, investors are cautioned not to assume that all or any part of "mineral resources," "measured mineral resources," "indicated mineral resources" or "inferred mineral resources" reported in this prospectus supplement and the documents incorporated by reference herein will ever be upgraded to a higher category. Investors are also cautioned not to assume that any part of the "mineral resources," "measured mineral resources," "indicated mineral resources" or "inferred mineral resources" reported in this prospectus supplement and the documents incorporated by reference herein are economically or legally mineable. In addition, the definitions of "proven mineral reserves" and "probable mineral reserves" under reporting standards in Canada differ in certain respects from the standards of SEC Industry Guide 7. For the above reasons, information included in this prospectus supplement and the documents incorporated by reference herein that describes the Company's mineral reserves and mineral resources estimates is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC under SEC Industry Guide 7.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC.  These amendments became effective February 25, 2019 (the "SEC Modernization Rules") and, following a two-year transition period, the SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7.  Following the transition period, as a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the MJDS, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards.  If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101 and the CIM Definition Standards.

PRESENTATION OF FINANCIAL INFORMATION

We present our financial statements in United States dollars and our annual financial statements are prepared in accordance with IFRS as issued by the IASB and our interim financial statements are prepared in accordance with IFRS as issued by the IASB as applicable to interim financial reporting. As a result, certain financial information included in or incorporated by reference in this prospectus supplement may not be comparable to financial information prepared by companies in the United States reporting under US GAAP. Certain calculations included in tables and other figures in this prospectus supplement have been rounded for clarity of presentation.

CURRENCY AND EXCHANGE RATE INFORMATION

This prospectus supplement and the accompanying prospectus contain references to United States dollars and Canadian dollars. Unless otherwise indicated, all references in this prospectus supplement and the accompanying prospectus to "$" or "US$" are to United States dollars, and references to "C$" are to Canadian dollars. The following table sets forth, for each of the periods indicated, the high, low and average exchange rates, and the exchange rate at the end of the period, for the conversion of one (1) United States dollar into the Canadian dollar equivalent, based on the indicative exchange rate as reported by the Bank of Canada:

	Six months ended June 30,		Year ended December 31,
	2020	2019	2019	2018
High	C$1.4496	C$1.3600	C$1.3600	C$1.3642
Low	C$1.2970	C$1.3087	C$1.2988	C$1.2288
Average	C$1.3651	C$1.3336	C$1.3269	C$1.2957
Rate at end of period	C$1.3628	C$1.3087	C$1.2988	C$1.3642

On October 19, 2020, the exchange rate for United States dollars expressed in terms of the Canadian dollar, as reported by the Bank of Canada, was US$1.00 = C$1.3165.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference in the accompanying prospectus solely for the purpose of the distribution of the Offered Shares. Information has been incorporated by reference in this prospectus supplement from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at 300-900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5, e-mail: legal@lithiumamericas.com, or by accessing the disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR"), at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the SEC's Electronic Data Gathering and Retrieval System, or EDGAR, at www.sec.gov. Our filings through SEDAR and EDGAR are not incorporated by reference in this prospectus supplement except as specifically set forth herein. The following documents, filed by the Company with the securities commissions or similar authorities in each of the provinces and territories of Canada, and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this prospectus supplement:

(a) the annual information form of the Company dated March 13, 2020 for the year ended December 31, 2019 (the "2019 AIF");

(b) the audited consolidated financial statements of the Company as at and for the years ended December 31, 2019 and 2018, together with the notes thereto and the independent auditor's report thereon;

(c) the management's discussion and analysis of the results of operations and financial condition of the Company for the year ended December 31, 2019;

(d) the unaudited condensed consolidated interim financial statements of the Company as at and for the three and six month periods ended June 30, 2020 and 2019, together with the notes thereto;

(e) the management's discussion and analysis of the results of operations and financial condition of the Company for the three and six month periods ended June 30, 2020;

(f) the management information circular of the Company dated April 7, 2020 prepared in connection with the annual general and special meeting of shareholders held on May 7, 2020;

(g) the material change report of the Company dated February 18, 2020 relating to the entering into by the Company of definitive agreements in connection with the 2020 Cauchari Transaction;

(h) the material change report of the Company dated July 9, 2020 relating to the announcement by the Company of a temporary suspension of non-essential construction activities at the Cauchari-Olaroz Project as a health and safety measure in response to workers testing positive for COVID-19 (see certain updates in this regard under "Business of the Company - Project Overview" in the accompanying prospectus); and

(i) the material change report of the Company dated September 8, 2020 relating to the completion by the Company of the 2020 Cauchari Transaction.

Any document of the type referred to in Item 11.1 of Form 44-101F1 - Short Form Prospectus of National Instrument 44-101 - Short Form Prospectus Distributions of the Canadian Securities Administrators (other than confidential material change reports, if any) filed by the Company with any securities commissions or similar regulatory authorities in Canada after the date of this prospectus supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference in this prospectus supplement. These documents will be available on SEDAR, which can be accessed at www.sedar.com.

If LAC disseminates a news release in respect of previously undisclosed information that, in LAC's determination, constitutes a "material fact" (as such term is defined under applicable Canadian securities laws), LAC will identify such news release as a "designated news release" for the purposes of this prospectus supplement and the accompanying prospectus in writing on the face page of the version of such news release that LAC files on SEDAR (each such news release, a "Designated News Release"), and each such Designated News Release shall be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus for the purposes of the Offering.

In addition, any other report on Form 6-K or annual report on Form 40-F (or any respective successor form) and the exhibits thereto filed or furnished by the Company with the SEC under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), from the date of this prospectus supplement and prior to the termination or completion of the Offering shall be deemed to be incorporated by reference as exhibits to the Registration Statement of which this prospectus supplement forms a part but, in the case of any report on Form 6-K, only if and to the extent expressly so provided in any such report. The Company's current reports on Form 6-K and annual reports on Form 40-F are available on EDGAR at www.sec.gov.

Documents referenced in this prospectus supplement, the prospectus or any of the documents incorporated by reference herein or therein, but not expressly incorporated by reference herein or therein and not otherwise required to be incorporated by reference herein or therein, are not incorporated by reference in this prospectus supplement.

The documents incorporated or deemed to be incorporated herein by reference contain meaningful information relating to the Company and readers should review all information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated or deemed to be incorporated herein by reference.

Any statement contained in this prospectus supplement, the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this prospectus supplement and the accompanying prospectus, to the extent that a statement contained herein or therein, or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein or therein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this prospectus supplement or the accompanying prospectus, except as so modified or superseded.

References to the Company's website in any documents that are incorporated by reference into this prospectus supplement and the prospectus do not incorporate by reference the information on such website into this prospectus supplement and the prospectus and the Company disclaims any such incorporation by reference.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement of which this prospectus supplement forms a part: (1) the Distribution Agreement; (2) the documents listed under "Documents Incorporated by Reference"; (3) the consent of PricewaterhouseCoopers LLP; (4) the consent of the Company's Canadian counsel, Cassels Brock & Blackwell LLP; (5) the consent of the Agents' Canadian counsel, Blake, Cassels & Graydon LLP; (6) powers of attorney from certain of the Company's directors and officers (included on the signature page to the Registration Statement); (7) the consents of the "qualified persons" referred to in the Registration Statement under "Interest of Experts"; and (8) the form of indenture relating to debt securities that may be issued under the accompanying prospectus.

AVAILABLE INFORMATION

We have filed with the SEC a Registration Statement on Form F-10 (File No. 333-249078) under the U.S. Securities Act with respect to the Offered Shares offered under this prospectus supplement. This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, which form a part of the Registration Statement, do not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Information omitted from this prospectus supplement or the prospectus but contained in the Registration Statement is available on EDGAR under the Company's profile at www.sec.gov. Reference is also made to the Registration Statement and the exhibits thereto for further information with respect to us, the Offering and the Offered Shares. Statements contained in this prospectus supplement as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

We are required to file with the various securities commissions or similar authorities in each of the provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are also an SEC registrant subject to the informational requirements of the Exchange Act and, accordingly, file with, or furnish to, the SEC certain reports and other information. Under the MJDS, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those of the United States. We are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

THE COMPANY

The Company was incorporated under the Business Corporations Act (British Columbia) ("BCBCA") on November 27, 2007 under the name "Western Lithium Canada Corporation". On May 31, 2010, the Company changed its name to "Western Lithium USA Corporation". The Company amended its Articles in 2013 to add advance notice requirements for the election of directors and in 2015 to give the Board of Directors of the Company ("Board") the authority by resolution to alter the Company's authorized share capital and to effect amendments to the Articles, except as otherwise specifically provided in the Articles or the BCBCA. On March 21, 2016, the Company changed its name to "Lithium Americas Corp.". On November 8, 2017, the Company completed a share consolidation, pursuant to which the Common Shares were consolidated on the basis of one Common Share for every five previously-outstanding Common Shares. The Company's head and registered office is located at 300-900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5.

The Company is a Canadian based resource company focused on advancing two significant lithium development projects, the Cauchari-Olaroz Project, located in the Province of Jujuy in Argentina, and the Thacker Pass Project, located in north-western Nevada, USA.

For further information regarding the Company, the Cauchari-Olaroz Project and the Thacker Pass Project, see the accompanying prospectus, the 2019 AIF and other documents incorporated by reference in this prospectus supplement available at www.sedar.com and www.sec.gov under the Company's profile.

The foregoing description of the Company does not contain all of the information about the Company and its assets and business that you should consider before investing in the Offered Shares. You should carefully read the entire prospectus supplement and the accompanying prospectus, including the sections titled "Risk Factors", and the documents incorporated by reference herein and therein before making an investment decision.

RISK FACTORS

Investing in the Offered Shares is speculative and involves a high degree of risk due to the nature of our business and the present stage of our development. Before deciding to invest in the Offered Shares, investors should carefully consider all of the information contained in, and incorporated or deemed to be incorporated by reference in, this prospectus supplement and the accompanying prospectus. An investment in the Offered Shares is subject to certain risks, including risks related to the business of the Company, risks related to mining operations and risks related to the Company's securities described in the prospectus and the documents incorporated or deemed to be incorporated by reference in the prospectus and herein by reference. SEE THE RISK FACTORS BELOW AND THE "RISK FACTORS" SECTION OF THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN AND THEREIN. Each of the risks described in these sections and in the documents incorporated by reference herein could materially and adversely affect our business, financial condition, results of operations and prospects, could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business, properties or financial performance, and could result in an entire loss of your investment. These risks are not the only risks we face. Additional risks and uncertainties not known to us or that we currently deem immaterial may also impair our business, financial condition, results of operations and prospects.

No Certainty Regarding the Net Proceeds to the Company

There is no certainty that US$100,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold) will be raised under the Offering. The Agents have agreed to use their commercially reasonable efforts to sell, on the Company's behalf, the Offered Shares designated by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount and, if the Company requests a sale, the Agents are not obligated to purchase any Offered Shares that are not sold. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Company, the Company may raise substantially less than the maximum total offering amount or nothing at all.

Discretion in the Use of Proceeds

The Company currently intends to allocate the net proceeds, if any, received from the Offering as described under "Use of Proceeds"; however, the Company will have discretion in the actual application of such net proceeds, and may elect to allocate net proceeds differently from that described under "Use of Proceeds" if determined by the Board to be in the Company's best interests to do so. Shareholders may not agree with the manner in which the Board and management choose to allocate and spend the net proceeds. The failure by the Company to apply these funds effectively could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Loss of Entire Investment

An investment in the Offered Shares is speculative and may result in the loss of an investor's entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Company.

At-the-Market Offering

Investors who purchase Offered Shares in the Offering at different times will likely pay difference prices, and so may experience different outcomes in their investment results. The Company will have discretion, subject to market demand, to vary the timing, prices and numbers of Offered Shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their Common Shares as a result of Common Share sales made at prices lower than the prices they paid.

CONSOLIDATED CAPITALIZATION

Except as described in the accompanying prospectus, there have been no material changes in the share and loan capital of the Company, on a consolidated basis, since June 30, 2020. As a result of the Offering, the shareholder's equity of the Company will increase by the amount of the net proceeds of the Offering and the number of issued and outstanding Common Shares will increase by the number of Offered Shares actually distributed under the Offering.

USE OF PROCEEDS

The Company intends to use the net proceeds from the Offering, if any, for general corporate and working capital purposes. To date, the Company has not generated significant revenues from operations. The Company had negative operating cash flows for the year ended December 31, 2019 and for the six months ended June 30, 2020 and the Company may continue to incur negative operating cash flows. As a result, the Company may need to allocate a portion of its existing working capital or a portion of the proceeds of the Offering to fund any such negative operating cash flow in future periods. The Company may, from time to time, issue securities (including equity and debt securities) other than pursuant to this prospectus supplement.

The net proceeds from the Offering, if any, are not determinable in light of the nature of the distribution. Sales of Offered Shares, if any, will be made in transactions that are deemed to be "at-the-market distributions" as defined in NI 44-102, including sales made by the Agents directly on the TSX, the NYSE or on any other "marketplace" (as such term is defined in NI 21-101), by any other method permitted by law deemed to be an "at-the-market offering" as defined in Rule 415(a)(4) under the U.S. Securities Act, in privately negotiated transactions and/or any other method permitted by applicable law. Any proceeds that the Company receives will depend on the number of Offered Shares actually sold and the offering price of such Offered Shares. The net proceeds to the Company of any given distribution of Offered Shares through the Agents under the Distribution Agreement will represent the gross proceeds of the Offering, after deducting the applicable Commission, any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with any such sales of Offered Shares and the expenses of the Offering. The gross proceeds of the Offering will be up to US$100,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold). The Agents will receive the Commission of up to 3.0% of the gross proceeds from the sale of the Offered Shares. Any Commission paid to the Agents will be paid out of the proceeds from the sale of Offered Shares. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after raising only a portion of the Offering amount set out above, or none at all. See "Plan of Distribution".

Although the Company intends to expend the net proceeds from the Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be prudent or necessary, and may vary materially from that set forth above. In addition, management of the Company will have broad discretion with respect to the actual use of the net proceeds from the Offering. See "Risk Factors".

PLAN OF DISTRIBUTION

The Company has entered into the Distribution Agreement with the Agents under which the Company may offer and sell from time to time Offered Shares having an aggregate sale price of up to US$100,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Offered Shares are sold) through the Agents. Sales of Offered Shares, if any, under this prospectus supplement and the accompanying prospectus will be made in transactions that are deemed to be "at-the-market distributions" as defined in NI 44-102, including sales made by the Agents directly on the TSX, the NYSE or on any other "marketplace" (as such term is defined in NI 21-101), by any other method permitted by law deemed to be an "at-the-market offering" as defined in Rule 415(a)(4) under the U.S. Securities Act, in privately negotiated transactions and/or any other method permitted by applicable law. Subject to the pricing parameters in a placement notice, the Offered Shares will be distributed at the market prices prevailing at the time of the sale, at prices related to prevailing market prices or at negotiated prices. As a result, prices may vary as between purchasers and during the period of distribution. The Company cannot predict the number of Offered Shares that it may sell under the Distribution Agreement or if any Offered Shares will be sold.

Each time the Company wishes to issue and sell Offered Shares under the Distribution Agreement, the Company will notify the Agents of the maximum value or number of shares to be sold, the dates on which or period during which such sales may be made, any limitation on the number of shares to be sold in any one day, any minimum price below which sales may not be made and any other applicable parameters. Once the Company has so instructed the Agents, unless the Agents decline to accept the terms of such notice, the Agents have agreed to use their commercially reasonable efforts consistent with their normal trading and sales practices to sell such shares up to the amount specified on such terms. The obligations of the Agents under the Distribution Agreement to sell Offered Shares are subject to a number of conditions that the Company must meet. No Agent will be required to purchase Offered Shares on a principal basis pursuant to the Distribution Agreement.

The settlement of sales of Offered Shares between the Company and the Agents is generally anticipated to occur on the second trading day following the date on which the sale was made. Sales of Offered Shares as contemplated in this prospectus supplement will be settled through the facilities of The Depository Trust Company or by such other means as the Company and the Agents may agree upon, provided that sales of Offered Shares in Canada will be settled through the facilities of The Canadian Depository for Securities or by such other means as the Company and the Agents may agree upon. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

The Canadian Agents will only sell Offered Shares on marketplaces in Canada and the U.S. Agents will only sell Offered Shares on marketplaces in the United States.

The Company will pay the Agents a commission of up to 3.0% of the aggregate gross proceeds the Company receives from each sale of the Offered Shares. Because there is no minimum offering amount required as a condition to close the Offering, the actual total public offering amount, commissions and proceeds to the Company, if any, are not determinable at this time. In addition, the Company has agreed to reimburse the Agents for the fees and disbursements of its counsel in an amount not to exceed approximately US$115,000, in addition to certain ongoing disbursements of its legal counsel. The total expenses related to the commencement of the Offering to be paid by the Company, excluding the Commission payable to the Agents under the Distribution Agreement, are estimated to be approximately US$900,000. All fees paid to, and expense reimbursements of, the Agents in connection with the Offering will not in the aggregate exceed 8% of the gross sales price of the Offering. The sales proceeds remaining after payment of the Commission and after deducting any expenses payable by the Company, will equal the net proceeds to the Company from the sale of any Offered Shares.

The applicable Agent or Agents will provide written confirmation to the Company before the open on the NYSE or the TSX, as applicable, on the day following each day on which Offered Shares are sold under the Distribution Agreement. Each confirmation will include the number of Offered Shares sold on that day, the corresponding average sale price for such Offered Shares, the aggregate gross proceeds of such sales, the total fees payable to the Agents and the proceeds to the Company.

The Company will disclose the number and average price of the Offered Shares sold under this prospectus supplement, as well as the gross proceeds, commissions and net proceeds from sales hereunder in the Company's annual and interim financial statements and related management's discussion and analysis and annual reports on Form 40-F, filed on www.sedar.com and with the SEC on EDGAR at www.sec.gov, for any quarters or annual periods in which sales of Offered Shares occur.

In connection with the sale of Offered Shares on the Company's behalf, the Agents may be deemed to be "underwriters" within the meaning of the U.S. Securities Act, and the compensation of the Agents will be deemed to be underwriting commissions or discounts. The Company has agreed to indemnify the Agents against certain civil liabilities, including liabilities under the U.S. Securities Act and under Canadian securities laws. The Company has also agreed to contribute to payments the Agents may be required to make in respect of such liabilities.

The Agents and their affiliates will not engage in any transactions to stabilize or maintain the price of the Common Shares in connection with any offer or sales of Offered Shares pursuant to the Distribution Agreement. No underwriter of the at-the-market distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under this prospectus supplement, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities.

The offering of the Offered Shares pursuant to the Distribution Agreement will terminate upon the earlier of (i) the sale of all Offered Shares subject to the Distribution Agreement, and (ii) the termination of the Distribution Agreement as permitted therein. The Company and the Agents may each terminate the Distribution Agreement at any time upon ten days' prior notice.

This summary of the material provisions of the Distribution Agreement does not purport to be a complete statement of its terms and conditions. A copy of the Distribution Agreement is filed under the Company's profile on SEDAR and furnished as an exhibit to a Current Report on Form 6-K under the Exchange Act.

The Agents and their affiliates may in the future provide various investment banking, commercial banking, financial advisory and other financial services for the Company and its affiliates, for which services they may in the future receive customary fees. In the course of their business, the Agents may actively trade the Company's securities for their own accounts or for the accounts of customers, and, accordingly, the Agents may at any time hold long or short positions in such securities.

This prospectus supplement and the accompanying prospectus in electronic format may be made available on a website maintained by the Agents, and the Agents may distribute this prospectus supplement and the accompanying prospectus electronically.

The Common Shares are listed on the TSX and the NYSE. The TSX has conditionally approved the listing of the Offered Shares distributed under the Offering, subject to LAC fulfilling all of the requirements of the TSX. The NYSE has authorized the listing of certain Offered Shares distributed under the Offering.

DESCRIPTION OF COMMON SHARES

The Company is authorized to issue an unlimited number of Common Shares without par value of which, as at October 19, 2020, 91,532,163 Common Shares are issued and outstanding. All rights and restrictions in respect of the Common Shares are set out in the Company's notice of articles and the BCBCA and its regulations. The Common Shares have no pre-emptive, redemption, purchase or conversion rights. Neither the BCBCA nor the constating documents of the Company impose restrictions on the transfer of Common Shares on the register of the Company, provided that the Company receives the certificate representing the Common Shares to be transferred together with a duly endorsed instrument of transfer and payment of any fees and taxes which may be prescribed by the Board from time to time. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or assessment by the Company. The BCBCA and the Company's articles provide that the rights and restrictions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

The holders of the Common Shares are entitled to: (i) notice of and to attend any meetings of shareholders and shall have one vote per Common Share at any meeting of shareholders of the Company; (ii) dividends, if as and when declared by the Board; and (iii) upon liquidation, dissolution or winding up of the Company, on a pro rata basis, the net assets of the Company after payment of debts and other liabilities.

PRIOR SALES

During the 12-month period before the date of this prospectus supplement, the Company has issued the following Common Shares and securities convertible into or exchangeable for Common Shares.

Date of Issuance	Type of Security	Issue Price/Exercise Price/Conversion Price	Number Issued
October 22, 2019	Common Shares (1)	C$2.35	8,083
October 22, 2019	Common Shares (1)	C$6.01	2,769
October 22, 2019	Common Shares (2)	C$5.13	3,188
November 11, 2019	Deferred Share Units (3)	C$4.11	35,617
November 21, 2019	Common Shares (2)	C$6.31	13,333
November 21, 2019	Common Shares (2)	C$6.01	41,190
November 21, 2019	Common Shares (2)	C$9.54	6,667

Date of Issuance	Type of Security	Issue Price/Exercise Price/Conversion Price	Number Issued
November 21, 2019	Common Shares (2)	C$4.90	1,838
December 6, 2019	Common Shares (2)	C$6.01	17,877
December 31, 2019	Common Shares (2)	C$6.01	3,323
December 31, 2019	Common Shares (1)	C$11.07	15,000
December 31, 2019	Common Shares (1)	C$1.50	15,000
January 13, 2020	Deferred Share Units (3)	C$4.17	38,143
February 10, 2019	Common Shares (1)	C$1.6835	60,207
February 14, 2020	Common Shares (1)	C$1.6835	26,463
February 14, 2020	Common Shares (1)	C$1.50	31,318
February 14, 2020	Common Shares (2)	C$9.54	3,334
March 23, 2020	Common Shares (2)	C$2.35	40,000
March 27, 2020	Restricted Share Units (3)	US$2.56	788,120
April 13, 2020	Common Shares (2)	US$2.56	13,169
April 15, 2020	Common Shares (2)	US$2.56	19,404
April 15, 2020	Common Shares (2)	US$2.56	3,902
May 7, 2020	Deferred Share Units (3)	C$3.91	52,544
May 20, 2020	Common Shares (2)	C$4.90	54,482
May 27, 2020	Common Shares (2)	C$5.13	44,643
May 27, 2020	Common Shares (2)	C$7.60	20,000
May 28, 2020	Common Shares (2)	C$7.60	100,000
June 5, 2020	Common Shares (2)	C$7.60	243,634
June 5, 2020	Common Shares (2)	US$2.56	13,170
June 5, 2020	Common Shares (2)	C$7.70	1,290
June 5, 2020	Common Shares (2)	C$10.88	1,384
June 5, 2020	Common Shares (2)	C$6.91	2,240
June 5, 2020	Common Shares (2)	C$7.13	2,215
June 5, 2020	Common Shares (2)	C$6.31	3,231
June 5, 2020	Common Shares (2)	C$3.98	5,403
June 5, 2020	Common Shares (2)	C$5.27	3,997
June 5, 2020	Common Shares (2)	C$5.04	4,087
June 5, 2020	Common Shares (2)	C$4.11	5,071
June 5, 2020	Common Shares (2)	C$4.17	4,903
June 5, 2020	Common Shares (2)	C$3.91	5,708
June 5, 2020	Common Shares (2)	C$6.39	2,321
June 15, 2020	Common Shares (2)	C$3.91	16,248
June 15, 2020	Common Shares (2)	C$4.11	9,923
June 15, 2020	Common Shares (2)	C$5.04	8,272
June 15, 2020	Common Shares (2)	C$5.27	8,089
June 15, 2020	Common Shares (2)	C$3.98	10,506
June 15, 2020	Common Shares (2)	C$6.31	6,283
June 15, 2020	Common Shares (2)	C$7.13	4,500
June 15, 2020	Common Shares (2)	C$6.91	4,549
June 15, 2020	Common Shares (2)	C$10.88	2,811
June 15, 2020	Common Shares (2)	C$7.70	2,725
June 15, 2020	Common Shares (2)	C$4.35	86
June 15, 2020	Common Shares (2)	C$4.11	10,262

Date of Issuance	Type of Security	Issue Price/Exercise Price/Conversion Price	Number Issued
July 20, 2020	Common Shares (1)	C$4.90	6,239
July 20, 2020	Common Shares (2)	C$4.55	7,943
August 17, 2020	Common Shares (1)	C$8.05	3,203
August 17, 2020	Common Shares (2)	C$4.90	55,000
August 17, 2020	Common Shares (2)	C$5.13	19,133
August 17, 2020	Common Shares (2)	C$6.01	23,262
August 17, 2020	Common Shares (2)	US$2.56	2,605
August 17, 2020	Common Shares (1)	C$4.90	100,000
August 13, 2020	Deferred Share Units (3)	C$6.40	19,313
August 25, 2020	Common Shares (1)	C$4.90	10,937
August 25, 2020	Common Shares (1)	C$8.05	2,720
August 28, 2020	Common Shares (1)	C$8.05	13,190
September 3, 2020	Common Shares (1)	C$8.05	1,786
September 3, 2020	Common Shares (1)	C$4.90	2,500
September 14, 2020	Common Shares (1)	C$1.50	65,000
September 15, 2020	Common Shares (1)	C$2.35	100,000
September 18, 2020	Common Shares (1)	C$8.05	80,000
September 18, 2020	Common Shares (2)	US$2.56	44,512
September 21, 2020	Common Shares (1)	C$4.90	100,000
September 22, 2020	Common Shares (1)	C$2.35	16,215
September 22, 2020	Common Shares (1)	C$4.90	9,081
September 22, 2020	Common Shares (1)	C$8.05	11,255
September 22, 2020	Common Shares (2)	US$2.56	3,903
September 22, 2020	Common Shares (1)	C$1.50	5,000
September 25, 2020	Common Shares (1)	C$8.05	22,340
September 28, 2020	Common Shares (1)	C$1.50	5,000
September 28, 2020	Common Shares (2)	C$4.90	867
September 28, 2020	Common Shares (1)	C$8.05	3,723
October 2, 2020	Common Shares (1)	C$4.90	60,000
October 5, 2020	Common Shares (1)	C$4.90	5,000
October 7, 2020	Common Shares (1)	C$4.90	8,000
October 7, 2020	Common Shares (1)	C$8.05	80,000
October 7, 2020	Common Shares (1)	C$1.50	20,637

Notes:

(1) Issued in connection with the exercise of stock options of the Company.

(2) Issued in connection with the vesting of restricted share units of the Company.

(3) Issued as compensation to various directors, officers and employees of the Company.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSX under the symbol "LAC" and on the NYSE under the symbol "LAC". The following tables set forth information relating to the trading of the Common Shares on the TSX and the NYSE for the 12-month period prior to the date of this prospectus supplement.

Period		TSX			NYSE
		High (C$)	Low (C$)	Volume	High (US$)	Low (US$)	Volume
2019	October	4.23	3.67	1,246,103	3.24	2.86	2,476,200
	November	4.10	3.60	1,378,718	3.12	2.75	2,420,000
	December	4.33	3.73	1,463,947	3.30	2.81	2,900,400
2020	January	5.77	4.12	4,246,892	4.42	3.17	9,215,700
	February	8.00	5.00	12,299,637	6.03	3.75	20,108,700
	March	6.16	2.90	8,279,713	4.58	1.92	12,793,700
	April	4.95	3.47	4,274,968	3.58	2.39	7,458,600
	May	5.85	4.15	3,889,673	4.26	2.93	7,609,700
	June	7.20	5.31	6,897,634	5.43	3.89	15,660,500
	July	9.30	6.62	5,231,374	6.96	4.83	20,309,900
	August	12.00	8.30	7,603,072	9.15	6.01	33,176,900
	September	17.18	8.80	17,810,745	12.93	6.69	100,671,000
	October 1 - 19	22.47	15.16	13,690,903	16.97	11.36	111,601,067

On October 19, 2020, the last trading day prior to the date of this prospectus supplement, the closing price of the Common Shares on the TSX was C$16.83 and on the NYSE was US$12.82.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Cassels Brock & Blackwell LLP, Canadian counsel to the Company, and Blake, Cassels & Graydon LLP, Canadian counsel to the Agents, the following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder (the "Regulations") generally applicable to a holder who acquires the Offered Shares as beneficial owner pursuant to the Offering and who, at all relevant times, for the purposes of the Tax Act, deals at arm's length with the Company and the Agents, is not affiliated with the Company or the Agents, and will acquire and hold such Offered Shares as capital property (each, a "Holder"). Offered Shares will generally be considered to be capital property to a Holder unless the Holder holds or uses the Offered Shares or is deemed to hold or use the Offered Shares in the course of carrying on a business of trading or dealing in securities or has acquired them or deemed to have acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder (a) that is a "financial institution" for purposes of the "mark-to-market property" rules in the Tax Act; (b) an interest in which is or would constitute a "tax shelter investment" (as defined in the Tax Act); (c) that is a "specified financial institution" (as defined in the Tax Act); (d) that reports its "Canadian tax results" for purposes of the Tax Act, in a currency other than Canadian currency; (e) that is exempt from tax under the Tax Act; (f) that has entered into, or will enter into, a "synthetic disposition arrangement" or a "derivative forward agreement" (as those terms are defined in the Tax Act) with respect to the Offered Shares; or (g) that is a corporation resident in Canada that is, or becomes, controlled by a non-resident corporation (or pursuant to the Tax Proposals, a non-resident person or a group of persons comprised of any combination of non-resident corporations, non-resident individuals or non-resident trusts that do not deal with each other at arm's length) for the purposes of the "foreign affiliate dumping" rules in Section 212.3 of the Tax Act. Any such Holders should consult their own tax advisors to determine the particular Canadian federal income tax consequences to them of acquiring Offered Shares pursuant to the Offering.

This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of Offered Shares.

This summary is based upon the current provisions of the Tax Act and the Regulations in force as of the date hereof, specific proposals to amend the Tax Act and the Regulations (the "Tax Proposals") which have been announced by or on behalf the Minister of Finance (Canada) prior to the date hereof, the current provisions of the Canada-United States Tax Convention (1980) (the "Canada-U.S. Tax Convention"), and counsel's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the "CRA"). This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Offered Shares. This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Holder. Holders should consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.

Residents of Canada

This portion of the summary is generally applicable to a Holder who, for the purposes of the Tax Act, is resident or deemed to be resident in Canada at all relevant times (a "Resident Holder"). Certain Resident Holders whose Offered Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to have the Offered Shares, and every other "Canadian security" (as defined by the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

Taxation of Dividends

Dividends received or deemed to be received on the Offered Shares will be included in computing a Resident Holder's income. In the case of a Resident Holder who is an individual (including certain trusts), dividends (including deemed dividends) received on the Offered Shares will be included in the Resident Holder's income and be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received by an individual from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit for "eligible dividends" properly designated by the Company. There may be limitations on the Company's ability to designate dividends as "eligible dividends".

In the case of a Resident Holder that is a corporation, such dividends (including deemed dividends) received on the Offered Shares will be included in the Resident Holder's income and will normally be deductible in computing such Resident Holder's taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a "private corporation" or "subject corporation" (as such terms are defined in the Tax Act) may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder's taxable income for the year.

Dividends received by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

Disposition of Offered Shares

A Resident Holder who disposes of, or is deemed to have disposed of, an Offered Share (other than to the Company, unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market) will realize a capital gain (or incur a capital loss) equal to the amount by which the proceeds of disposition in respect of the Offered Share exceed (or are exceeded by) the aggregate of the adjusted cost base to the Resident Holder of such Offered Share immediately before the disposition or deemed disposition and any reasonable expenses incurred for the purpose of making the disposition. The adjusted cost base to a Resident Holder of an Offered Share will be determined by averaging the cost of that Offered Share with the adjusted cost base of all other Common Shares held as capital property at that time by the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading "Residents of Canada - Taxation of Capital Gains and Capital Losses".

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Resident Holder must be included in the Resident Holder's income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss incurred by a Resident Holder (an "allowable capital loss") must be deducted from taxable capital gains realized by the Resident Holder in the taxation year in which the disposition occurs. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in the three preceding taxation years or carried forward and deducted in any subsequent year against net taxable capital gains realized in such years, in the circumstances and to the extent provided in the Tax Act.

A capital loss realized on the disposition of an Offered Share by a Resident Holder that is a corporation may in certain circumstances be reduced by the amount of dividends which have been previously received or deemed to have been received by the Resident Holder on the Offered Share. Similar rules may apply where a corporation is, directly or indirectly through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns Offered Shares. Resident Holders to whom these rules may be relevant are urged to consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax on its "aggregate investment income" (as defined in the Tax Act) for the year, which is defined to include an amount in respect of taxable capital gains.

Minimum Tax

Capital gains realized and dividends received by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

Non-Residents of Canada

The following portion of this summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is neither resident nor deemed to be resident in Canada and does not use or hold, and will not be deemed to use or hold, Offered Shares in a business carried on in Canada (each, a "Non-Resident Holder"). The term "U.S. Holder," for the purposes of this summary, means a Non-Resident Holder who, for purposes of the Canada-U.S. Tax Convention, is at all relevant times a resident of the United States and is a "qualifying person" within the meaning of the Canada-U.S. Tax Convention. In some circumstances, persons deriving amounts through fiscally transparent entities (including limited liability companies) may be entitled to benefits under the Canada-U.S. Tax Convention. U.S. Holders are urged to consult their own tax advisors to determine their entitlement to benefits under the Canada-U.S. Tax Convention based on their particular circumstances.

Special considerations, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere or an authorized foreign bank (as defined in the Tax Act). Such Non-Resident Holders should consult their own advisors.

Taxation of Dividends

Subject to an applicable tax treaty or convention, dividends paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on the Offered Shares will be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend. Such rate is generally reduced under the Canada-U.S. Tax Convention to 15% of the gross amount of the dividend if the beneficial owner of such dividend is a U.S. Holder. The rate of withholding tax is further reduced to 5% if the beneficial owner of such dividend is a U.S. Holder that is a company that owns, directly or indirectly, at least 10% of the voting stock of the Company. In addition, under the Canada-U.S. Tax Convention, dividends may be exempt from such Canadian withholding tax if paid to certain U.S. Holders that are qualifying religious, scientific, literary, educational or charitable tax exempt organizations or qualifying trusts, companies, organizations or arrangements operated exclusively to administer or provide pension, retirement or employee benefits or benefits for the self-employed under one or more funds or plans established to provide pension or retirement benefits or other employee benefits that are exempt from tax in the United States and that have complied with specific administrative procedures.

Disposition of Offered Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of Offered Shares, unless the Offered Shares constitute "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition and are not "treaty-protected property" (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition.

Provided the Offered Shares are listed on a "designated stock exchange" (as defined in the Tax Act) (which currently includes the TSX and the NYSE) at the time of disposition, the Offered Shares will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (a) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length, partnerships whose members include, either directly or indirectly through one or more partnerships, the Non-Resident Holder or persons who do not deal at arm's length with the Non-Resident Holder, or any combination of them, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company, and (b) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, "Canadian resource properties", "timber resource properties" (each as defined in the Tax Act), and options in respect of or interests in, or for civil law rights in, any such property (whether or not such property exists).

Notwithstanding the foregoing, an Offered Share may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act in particular circumstances.

The Offered Shares of a U.S. Holder will generally constitute "treaty-protected property" for purposes of the Tax Act unless the value of the Offered Shares is derived principally from real property situated in Canada. For this purpose, "real property" has the meaning that term has under the laws of Canada and includes any option or similar right in respect thereof and usufruct of real property, rights to explore for or to exploit mineral deposits, sources and other natural resources and rights to amounts computed by reference to the amount or value of production from such resources.

If Offered Shares are taxable Canadian property (or deemed to be taxable Canadian property) of a Non-Resident Holder and are not treaty-protected property of the Non-Resident Holder at the time of their disposition, the consequences above under "Residents of Canada - Disposition of Offered Shares" and "Residents of Canada - Taxation of Capital Gains and Capital Losses" will generally apply.

Non-Resident Holders for whom the Offered Shares are, or may be, taxable Canadian property should consult their own advisors.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain anticipated U.S. federal income tax considerations applicable to a US Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Offered Shares acquired pursuant to this prospectus supplement.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a US Holder as a result of the acquisition, ownership and disposition of Offered Shares acquired pursuant to this prospectus supplement. This summary does not take into account the individual facts and circumstances of any particular US Holder that may affect the US federal income tax considerations applicable to such US Holder of Offered Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or US federal income tax advice with respect to any US Holder. US Holders should consult their own tax advisors regarding the US federal, US state and local, and non-US tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

No ruling from the U.S. Internal Revenue Service (the "IRS") or legal opinion has been requested, or will be obtained, regarding the potential U.S. federal income tax considerations applicable to US Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), regulations promulgated by the Department of the Treasury (whether final, temporary or proposed) ("Treasury Regulations"), U.S. court decisions published rulings and administrative positions of the IRS, and the Canada-U.S. Tax Convention, in each case, in effect as of the date of this prospectus supplement. Any of the authorities on which this summary is based could be changed in a material and adverse manner possibly with retroactive effect, at any time.

US Holder

For purposes of this section, a "US Holder" is a beneficial owner of Offered Shares acquired pursuant to this prospectus supplement that is (a) an individual who is a citizen or resident of the United States for US federal income tax purposes; (b) a corporation, or other entity treated as a corporation for US federal income tax purposes, that is created or organized in or under the laws of the United States or any state in the United States or the District of Columbia; (c) an estate if the income of such estate is subject to US federal income tax regardless of the source of such income; or (d) a trust if (i) such trust has validly elected to be treated as a US person for US federal income tax purposes, or (ii) a US court is able to exercise primary supervision over the administration of such trust and one or more US persons have the authority to control all substantial decisions of such trust.

Non-US Holder

For purposes of this summary, a "Non-US Holder" is a beneficial owner of Offered Shares that is neither a US Holder nor a partnership (or other "pass-through" entity). This summary does not address the US federal income tax considerations applicable to Non-US Holders relating to the acquisition, ownership and disposition of Offered Shares. Accordingly, Non-US Holders should consult their own tax advisors regarding the US federal, US state and local, and non-US tax consequences (including the potential application of and operation of the Canada-U.S. Tax Convention or any other tax treaties) relating to the acquisition, ownership, and disposition of Offered Shares.

US Holders Subject to Special US Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to US Holders that are subject to special provisions under the Code, including, that: (a) US Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax deferred accounts; (b) US Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts or regulated investment companies or that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (c) US Holders that have a "functional currency" other than the US dollar; (d) US Holders that own Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale or other integrated transaction; (e) US Holders that acquired Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (f) US Holders that hold Offered Shares other than as a capital asset (generally property held for investment purposes) within the meaning of Section 1221 of the Code; (g) US Holders that are partnerships or other flow-through entities; (h) US Holders that are subject to special tax accounting rules with respect to the Offered Shares; (i) US Holders that are subject to taxing jurisdictions other than, or in addition to, the United States; or (j) US Holders that own, directly, indirectly or by attribution, 10% or more, by voting power or value, of the outstanding shares of the Company. The summary below also does not address the impact of the Offering on persons who are US expatriates or former long-term residents of the United States subject to Section 877 or 877A of the Code. US Holders and others that are subject to special provisions under the Code, including US Holders described immediately above, should consult their own tax advisors regarding the U.S. federal income tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

If a partnership (or entity or arrangement treated as a partnership for US federal tax purposes) holds Offered Shares, the tax treatment of a partner in the partnership (or other entity or arrangement treated as a partnership for US federal tax purposes) will generally depend on the status of the partner and the activities of the partnership. Partners in partnerships (or other entities or arrangements treated as partnerships for US federal tax purposes) that are beneficial owners of Offered Shares should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership and disposition of Offered Shares.

Tax Consequences Other than US Federal Income Tax Consequences Not Addressed

This summary does not address the US state and local tax, US estate, gift, and generation-skipping tax, US federal net investment income, US federal alternative minimum tax, or non-US tax consequences to US Holders relating to the acquisition, ownership, and disposition of Offered Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each US Holder should consult its own tax advisor regarding the US state and local tax, US estate, gift, and generation-skipping tax, US federal net investment income, US federal alternative minimum tax and non-US tax consequences relating to the acquisition, ownership, and disposition of Offered Shares.

US Federal Income Tax Consequences of the Acquisition, Ownership and Disposition of Offered Shares

Classification as a Passive Foreign Investment Company

As discussed below under "Passive Foreign Investment Company Rules - PFIC Status of the Company", the Company believes that it was a "passive foreign investment company" under Section 1297 of the Code ("PFIC") for its prior tax year, and based on current business plans and financial expectations, the Company expects that it may be a PFIC for its current tax year and may be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested.  If the Company is classified as a PFIC in any taxable year in which a US Holder holds Offered Shares, the Company generally will be considered a PFIC with respect to such Offered Shares in subsequent taxable years even if the Company is otherwise not a PFIC in such subsequent taxable years. If the Company is considered to be a PFIC with respect to a US Holder's Offered Shares, such holder generally will be liable to pay income tax at the highest ordinary income tax rate on any "excess distribution" from the Company and on the US Holder's gain from the disposition of Offered Shares as if such excess distribution or gain had been recognized ratably over the US Holder's holding period for the Offered Shares, plus interest on such amount as if it were treated as a series of underpayments of tax in such prior years. Each US Holder should consult its own tax advisor regarding the classification of the Company as a PFIC and the consequences of such classification.

Distributions on Offered Shares

Subject to the PFIC rules discussed below, a US Holder that receives a distribution with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a US Holder's tax basis in the Offered Shares, and thereafter as a gain from the sale or exchange of such Offered Shares (see "Sale or Other Taxable Disposition of Offered Shares" below). However, the Company might not determine its current and accumulated earnings and profits in accordance with U.S. federal income tax principles, and US Holders might therefore assume that any distribution by the Company with respect to Offered Shares will constitute dividend income. Dividends received on Offered Shares will not be eligible for the "dividends received deduction" allowed to corporations under the Code with respect to dividends received from domestic corporations.

Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Offered Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate US Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company is not classified as a PFIC in the tax year of distribution or in the preceding tax year. If the Company is not a PFIC, dividends paid to a US Holder that do not result in qualified dividend income generally will be taxed at ordinary income tax rates. The dividend rules are complex, and each US Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Offered Shares

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of Offered Shares, a US Holder generally will recognize gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) its tax basis in such Offered Shares sold or otherwise disposed of. Such gain or loss will be a long-term capital gain or loss if the Offered Shares has been held for more than one year and will be short-term gain or loss if the holding period is equal to or less than one year. Such gain generally will be treated as "US source" for purposes of applying the US foreign tax credit rules unless the gain is subject to tax in Canada and is re-sourced as "foreign source" under the Canada-U.S. Tax Convention and such US Holder elects to treat such gain or loss as "foreign source" (see a more detailed discussion at "Foreign Tax Credit" below). Long-term capital gains of certain non-corporate taxpayers are eligible for reduced rates of taxation. Deductions for capital losses are subject to complex limitations.

Foreign Tax Credit

A US Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on Offered Shares generally may elect to deduct or credit such tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a US Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a US Holder's US federal income tax liability that such US Holder's "foreign source" taxable income bears to such US Holder's worldwide taxable income. In applying this limitation, a US Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "US source." In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by the Company generally will constitute "foreign source" income and generally will be categorized as "passive category income". Because the foreign tax credit rules are complex, US Holders should consult their own tax advisors regarding the foreign tax credit rules, including the source of any dividends paid to US Holders.

Subject to certain specific rules, foreign income and withholding taxes paid with respect to any distribution in respect of stock in a PFIC should qualify for the foreign tax credit. The rules relating to distributions by a PFIC are complex, and a US Holder should consult with its own tax advisor with respect to any distribution received from a PFIC.

Receipt of Foreign Currency

The amount of any distribution paid in foreign currency to a US Holder in connection with the ownership of Offered Shares, or on the sale, exchange or other taxable disposition of Offered Shares, generally will be equal to the US dollar value of such foreign currency based on the exchange rate applicable on the date of actual or constructive receipt (regardless of whether such foreign currency is converted into US dollars at that time). If the foreign currency received is not converted into US dollars on the date of receipt, a US Holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt. A US Holder that receives foreign currency and converts such foreign currency into US dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as US source ordinary income or loss for foreign tax credit purposes. Different rules may apply to US Holders subject to the accrual method of tax accounting. US Holders should consult their own US tax advisors regarding the US federal income tax consequences of receiving, owning and disposing of foreign currency.

Passive Foreign Investment Company Rules

If the Company is a PFIC within the meaning of Section 1297 of the Code at any time during a US Holder's holding period, then certain different and potentially adverse tax consequences would apply to such US Holder's acquisition, ownership and disposition of Offered Shares.

PFIC Status of the Company

The Company generally will be a PFIC if, for a given tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the "income test") or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "asset test"). "Gross income" generally includes all income less the cost of goods sold, and "passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, "passive income" does not include any interest, dividends, rents or royalties that are received or accrued by the Company from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if the Company is a PFIC, US Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a "lower-tier PFIC"), and will be subject to US federal income tax on (a) a distribution on the shares of a lower-tier PFIC and (b) a disposition of shares of a lower-tier PFIC, both as if the US Holder directly held the shares of such lower-tier PFIC.

The Company believes that it was a PFIC for its prior tax year, and based on current business plans and financial expectations, the Company expects that it may be a PFIC for its current tax year and may be a PFIC in future tax years. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. The determination of whether the Company (or a subsidiary of the Company) was, or will be, a PFIC for a tax year depends, in part, on the application of complex US federal income tax rules, which are subject to differing interpretations. In addition, whether the Company (or subsidiary) will be a PFIC for any tax year depends on the assets and income of the Company (and each such subsidiary) over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this prospectus supplement. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or subsidiary) concerning its PFIC status or that the Company (and any subsidiary) was not, or will not be, a PFIC for any tax year. US Holders should consult their own tax advisors regarding the PFIC status of the Company and any subsidiary of the Company.

Default PFIC Rules under Section 1291 of the Code

If the Company is a PFIC, the US federal income tax consequences to a US Holder of the acquisition, ownership and disposition of Offered Shares will depend on whether such US Holder makes a Qualified Electing Fund Election under Section 1295 of the Code ("QEF Election") or makes a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election") with respect to Offered Shares. A US Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing US Holder."

A Non-Electing US Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Offered Shares and (b) any excess distribution paid on the Offered Shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a US Holder's holding period for the Offered Shares, if shorter).

If the Company is a PFIC, under Section 1291 of the Code any gain recognized on the sale or other taxable disposition of Offered Shares (including an indirect disposition of shares of a lower-tier PFIC), and any excess distribution paid on Offered Shares (or a distribution by a lower-tier PFIC to its shareholder that is deemed to be received by a US Holder) must be ratably allocated to each day of a Non-Electing US Holder's holding period for the Offered Shares, as applicable. The amount of any such gain or excess distribution allocated to the tax year of disposition or excess distribution and to years before the Company became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to US federal income tax at the highest tax rate applicable to ordinary income in each such year without regard to the US Holder's other tax attributes, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing US Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing US Holder holds Offered Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing US Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years. If the Company ceases to be a PFIC, a Non-Electing US Holder may terminate this deemed PFIC status with respect to Offered Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Offered Shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

If the Company is a PFIC and a US Holder makes a QEF Election for the first tax year in which its holding period of its Offered Shares begins, such US Holder generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Offered Shares. However, a US Holder that makes a QEF Election will be subject to US federal income tax on such US Holder's pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such US Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such US Holder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital gain, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A US Holder that makes a QEF Election will be subject to US federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such US Holder by the Company. However, a US Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current US federal income tax on such amounts, subject to an interest charge. If such US Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

A US Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents "earnings and profits" of the Company that were previously included in income by the US Holder because of such QEF Election and (b) will adjust such US Holder's tax basis in the Offered Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a US Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Offered Shares.

The procedure for making a QEF Election, and the US federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as timely if it is made for the first year in the US Holder's holding period for the Offered Shares in which the Company was a PFIC. A US Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such US Holder files a US federal income tax return for such year.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a US Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in a subsequent tax year, the QEF Election will be effective, and the US Holder will be subject to the QEF rules described above during a subsequent tax year in which the Company qualifies as a PFIC.

For each tax year that the Company qualifies as a PFIC as determined by the Company based on its reasonable analysis, upon the written request of a US Holder, the Company will make publicly available on its website a "PFIC Annual Information Statement" as described in Treasury Regulation Section 1.1295 1(g) (or any successor Treasury Regulation) and all information and documentation that a US Holder is required to obtain for U.S. federal income tax purposes in making a QEF Election with respect to the Company. Each US Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

Mark-to-Market Election

A US Holder may make a Mark-to-Market Election only if the Offered Shares are marketable stock. The Offered Shares generally will be "marketable stock" if they are regularly traded on (a) a national securities exchange that is registered with the SEC; (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934; or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced; and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be "regularly traded" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A US Holder that makes a Mark-to-Market Election with respect to its Offered Shares generally will not be subject to the rules of Section 1291 of the Code discussed above. However, if a US Holder does not make a Mark-to-Market Election beginning in the first tax year of such US Holder's holding period for Offered Shares or such US Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Offered Shares.

A US Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Offered Shares, as of the close of such tax year over (b) such US Holder's tax basis in such Offered Shares. A US Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such US Holder's adjusted tax basis in the Offered Shares over (ii) the fair market value of such Offered Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

US Holders that make a Mark-to-Market Election generally also will adjust their tax basis in the Offered Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Offered Shares, a US Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Offered Shares cease to be "marketable stock" or the IRS consents to revocation of such election. US Holders should consult their own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a US Holder may be eligible to make a Mark-to-Market Election with respect to Offered Shares, no such election may be made with respect to the stock of any lower-tier PFIC that a US Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above with respect to deemed dispositions of lower-tier PFIC stock or distributions from a lower-tier PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a US Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Offered Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations) in the event the Company is a PFIC during such US Holder's holding period for the relevant shares. However, the specific US federal income tax consequences to a US Holder may vary based on the manner in which Offered Shares are transferred.

Certain additional adverse rules will apply with respect to a US Holder if the Company is a PFIC, regardless of whether such US Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a US Holder that uses Offered Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Offered Shares.

If the Company were a PFIC, a US Holder would be required to attach a completed IRS Form 8621 to its tax return every year in which it recognized gain on a disposition of the Offered Shares or received an excess distribution. In addition, subject to certain rules intended to avoid duplicative filings, US Holders may also be required to file an annual information return on IRS Form 8621 with respect to each PFIC in which the US Holder holds a direct or indirect interest. US Holders should consult their own tax advisors regarding their filing obligations with respect to such information returns.

In addition, a US Holder who acquires Offered Shares from a decedent will not receive a "step up" in tax basis of such Offered Shares to fair market value unless such decedent had a timely and effective QEF Election in place.

Special rules also apply to foreign tax credits that a US Holder may claim on a distribution from a PFIC.

The PFIC rules are complex, and US Holders should consult their own tax advisors regarding the PFIC rules and how they may affect the US federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares in the event the Company is a PFIC at any time during the holding period for such Offered Shares.

Information Reporting and Backup Withholding

Certain US Holders are required to report information relating to an interest in Offered Shares, subject to certain exceptions (including an exception for Offered Shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in Offered Shares. Failure to do so could result in substantial penalties and in the extension of the statute of limitations with respect to such holder's US federal income tax returns. US Holders are urged to consult their own tax advisors regarding information reporting requirements relating to their ownership of the Offered Shares.

Payments made within the United States, or by a US payor or US middleman, of dividends on Offered Shares, and proceeds arising from certain sales or other taxable dispositions of Offered Shares, may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a US Holder (a) fails to furnish such US Holder's correct US social security or other taxpayer identification number (generally on Form W-9); (b) furnishes an incorrect US taxpayer identification number; (c) is notified by the IRS that such US Holder has previously failed to properly report items subject to backup withholding tax; or (d) fails under certain circumstances to certify, under penalty of perjury, that such US Holder has furnished its correct US taxpayer identification number and that the IRS has not notified such US Holder that it is subject to backup withholding tax. However, US Holders that are corporations generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the US backup withholding rules will be allowed as a credit against a US Holder's US federal income tax liability, if any, or will be refunded, if such US Holder timely furnishes the required information to the IRS.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a US Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. US Holders should consult their own tax advisors regarding the information reporting and backup withholding tax rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO US HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF OFFERED SHARES. US HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

LEGAL MATTERS

Certain legal matters relating to the Offering hereby will be passed upon on behalf of the Company by Cassels Brock & Blackwell LLP, with respect to Canadian legal matters, and by Dorsey & Whitney LLP, with respect to United States legal matters, and on behalf of the Agents by Blake, Cassels & Graydon LLP, with respect to Canadian legal matters, and by Skadden, Arps, Slate, Meagher & Flom LLP, with respect to United States legal matters.

As of the date hereof Cassels Brock & Blackwell LLP, and its partners and associates, and Blake, Cassels & Graydon LLP, and its partners and associates, beneficially own, directly or indirectly, in their respective groups, less than 1% of any class of outstanding securities of the Company.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

The Company is a corporation incorporated under and governed by the BCBCA. Some of the directors and officers of the Company, and some of the experts named in this prospectus supplement, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a certain portion of the Company's assets, are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for investors who reside in the United States to effect service of process upon these persons in the United States, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Company or any of these persons. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See "Plan of Distribution".

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Lithium Americas Corp. at 300-900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5, e-mail: legal@lithiumamericas.com, and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	October 19, 2020

LITHIUM AMERICAS CORP.

US$500,000,000

Common Shares
Preferred Shares
Debt Securities
Subscription Receipts
Warrants
Units

Lithium Americas Corp. ("LAC", "we" or the "Company") may from time to time offer and issue the following securities: (i) common shares of the Company ("Common Shares"); (ii) preferred shares of the Company ("Preferred Shares"); (iii) senior and subordinated debt securities of the Company, including convertible debt securities (collectively, "Debt Securities"); (iv) subscription receipts ("Subscription Receipts") exchangeable for Common Shares and/or other securities of the Company; (v) warrants ("Warrants") exercisable to acquire Common Shares and/or other securities of the Company; and (vi) securities comprised of more than one of Common Shares, Preferred Shares, Debt Securities, Subscription Receipts and/or Warrants offered together as a unit ("Units", and together with the Common Shares, Preferred Shares, Debt Securities, Subscription Receipts and Warrants, the "Securities"), or any combination thereof, having an aggregate offering price of up to US$500,000,000 (or the equivalent thereof, at the date of issue, in Canadian dollars or any other currency or currencies, as the case may be), at any time during the 25-month period that this short form base shelf prospectus, including any amendments hereto (the "Prospectus"), remains effective. The Securities may be offered separately or together, in separate series, in amounts, at prices and on terms to be determined at the time of sale and set forth in one or more prospectus supplements (each, a "Prospectus Supplement"). This Prospectus qualifies the distribution of Securities by the Company and by one or more selling securityholders, as described below. In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or a subsidiary of the Company. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The specific terms of any offering of Securities will be set out in the applicable Prospectus Supplement and may include, without limitation, where applicable: (i) in the case of Common Shares, the number of Common Shares being offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares being offered; (ii) in the case of Preferred Shares, the designation of the particular class, series, liquidation preference amount, the number of Preferred Shares being offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), whether the Preferred Shares are being offered for cash, the currency or currency unit for which such Preferred Shares may be purchased, any voting rights, any rights to receive dividends, any terms of redemption, any conversion or exchange rights, and any other terms specific to the Preferred Shares being offered; (iii) in the case of Debt Securities, the specific designation of the Debt Securities, whether such Debt Securities are senior or subordinated, the aggregate principal amount of the Debt Securities being offered, the currency or currency unit in which the Debt Securities may be purchased, authorized denominations, any limit on the aggregate principal amount of the Debt Securities of the series being offered, the issue and delivery date, the maturity date, the offering price (at par, at a discount or at a premium), the interest rate or method of determining the interest rate, the interest payment date(s), any conversion or exchange rights that are attached to the Debt Securities, any redemption provisions, any repayment provisions, and any other terms specific to the Debt Securities being offered; (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), whether the Subscription Receipts are being offered for cash, the terms, conditions and procedures for the exchange of Subscription Receipts for Common Shares and/or other securities of the Company, as the case may be, the currency or currency unit in which the Subscription Receipts are issued, and any other terms specific to the Subscription Receipts being offered; (v) in the case of Warrants, the number of Warrants being offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), whether the Warrants are being offered for cash, the terms, conditions and procedures for the exercise of such Warrants into or for Common Shares and/or other securities of the Company, and any other terms specific to the Warrants being offered; and (vi) in the case of Units, the designation and terms of the Units and of the Securities comprising the Units, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), whether the Units are being offered for cash, the currency or currency unit in which the Units are issued, and any other terms specific to the Units being offered. A Prospectus Supplement may include other specific terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus. You should read this Prospectus and any applicable Prospectus Supplement carefully before you invest in any Securities.

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All shelf information permitted under applicable securities legislation to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, unless an exemption from the prospectus delivery requirements is available. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of such Prospectus Supplement and only for the purposes of the distribution of the Securities to which such Prospectus Supplement pertains.

This Prospectus may qualify an "at-the-market distribution" as defined in NI 44-102. This Prospectus does not qualify for issuance Debt Securities, or Securities convertible into or exchangeable for Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities, or Securities convertible into or exchangeable for Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers' acceptance rate, or to recognized market benchmark interest rates such as CDOR (the Canadian Dollar Offered Rate) or a United States federal funds rate.

We and any selling securityholder may offer and sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly or through agents designated by the Company and/or the selling securityholders from time to time. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, if any, engaged by the Company and/or the selling securityholders in connection with the offering and sale of the Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to us and/or the selling securityholders, and, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers at the time of sale, which prices may vary between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters', dealers' or agents' compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to the Company. See "Plan of Distribution".

Unless otherwise specified in the relevant Prospectus Supplement, subject to applicable laws, in connection with any offering of Securities, other than an "at-the-market distribution", the underwriters, dealers or agents may over-allot or effect transactions that are intended to stabilize or maintain the market price of the offered Securities at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. No underwriter, dealer or agent involved in an "at-the-market distribution", no affiliate of such an underwriter, dealer or agent and no person or company acting jointly or in concert with such an underwriter, dealer or agent may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities distributed, including selling an aggregate number or principal amount of securities that would result in the underwriter, dealer or agent creating an over-allocation position in the Securities distributed. See "Plan of Distribution".

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As at the date of this Prospectus, no underwriter, dealer or agent is in a contractual relationship with the Company or a selling securityholder requiring the underwriter, dealer or agent to distribute under this Prospectus. No underwriter, dealer or agent has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

Investors should rely only on the information contained in or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. Neither the Company nor any selling securityholder has authorized anyone to provide investors with different or additional information. There are certain risks inherent in an investment in our Securities and in our activities. Prospective investors should carefully read and consider the risk factors described or referenced under the headings "Forward-Looking Information" and "Risk Factors" in this Prospectus, contained in any of the documents incorporated by reference herein, and in any applicable Prospectus Supplement and any of the documents incorporated by reference therein, before purchasing Securities. See "Forward-Looking Information" and "Risk Factors" below and the "Risk Factors" section of the applicable Prospectus Supplement.

All dollar amounts in this Prospectus are in United States dollars, unless otherwise indicated. See "Currency and Exchange Rate Information".

The outstanding Common Shares are listed and posted for trading in Canada on the Toronto Stock Exchange ("TSX") and in the United States on the New York Stock Exchange ("NYSE") under the trading symbol "LAC". On October 16, 2020, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was C$15.82 and the closing price of the Common Shares on the NYSE was US$12.00.

Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, Debt Securities, Subscription Receipts, Warrants and Units will not be listed on any securities exchange. There is no market through which the Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and any applicable Prospectus Supplement. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities, and the extent of issuer regulation. See "Risk Factors" below and the "Risk Factors" section of the applicable Prospectus Supplement.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE ''SEC'') OR ANY STATE SECURITIES COMMISSION OR REGULATOR NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION OR REGULATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We are permitted, under the multi-jurisdictional disclosure system adopted by the securities regulatory authorities in the United States and Canada ("MJDS"), to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements.

We prepare our annual financial statements, certain of which are incorporated by reference herein, in United States dollars and in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"), and our interim financial statements, certain of which are incorporated by reference herein, in United States dollars and in accordance with IFRS as issued by the IASB as applicable to interim financial reporting, and they therefore may not be comparable to financial statements of United States companies.

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Owning Securities may subject you to tax consequences both in Canada and the United States. Such tax consequences, including for investors who are resident in, or citizens of, the United States and Canada, are not described in this Prospectus and may not be fully described in any applicable Prospectus Supplement. You should read the tax discussion in any Prospectus Supplement with respect to a particular offering of Securities and consult your own tax advisor with respect to your own particular circumstances.

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because: (i) the Company is incorporated in British Columbia, a province of Canada; (ii) some of the officers and directors and some of the experts named in this Prospectus are not residents of the United States; and (iii) certain of the Company's assets and all or a substantial portion of the assets of such persons are located outside of the United States. See "Enforceability of Certain Civil Liabilities and Agent for Service of Process".

Certain of our directors and officers and some of the experts named in this Prospectus reside outside of Canada. See "Enforceability of Certain Civil Liabilities and Agent for Service of Process".

The Company's head and registered office is located at 300-900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5.

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ABOUT THIS PROSPECTUS

This Prospectus provides a general description of the Securities that we and/or a selling securityholder may offer. Each time we and/or a selling securityholder sell Securities under this Prospectus, we will prepare a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any Securities, you should read both this Prospectus and any applicable Prospectus Supplement, together with the additional information described below and in the applicable Prospectus Supplement under "Documents Incorporated by Reference".

Investors should rely only on the information contained in or incorporated by reference in this Prospectus and any applicable Prospectus Supplement and are not entitled to rely on certain parts of the information contained in or incorporated by reference in this Prospectus and any applicable Prospectus Supplement to the exclusion of the remainder. Neither we nor any selling securityholder has authorized anyone to provide investors with different or additional information. Neither we nor any selling securityholder is making an offer of Securities in any jurisdiction where the offer or sale of Securities is not permitted by law. Prospective investors should not assume that the information contained in or incorporated by reference in this Prospectus and any applicable Prospectus Supplement is accurate as of any date other than the date on the front of such documents (including the documents incorporated by reference herein and therein), regardless of the time of delivery of this Prospectus, any applicable Prospectus Supplement or any sale of Securities.

Unless we have indicated otherwise, or the context otherwise requires, references in this Prospectus and any Prospectus Supplement to "LAC", the "Company", "we", "us" and "our" refer to Lithium Americas Corp. and/or, as applicable, one or more of its subsidiaries and/or, as applicable, its joint venture.

FORWARD-LOOKING INFORMATION

This Prospectus, including the documents incorporated herein by reference, contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking information"). These statements relate to future events or the Company's future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning mineral resource and mineral reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information generally can be identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "propose", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this Prospectus contains or incorporates by reference forward-looking information, including, without limitation, with respect to the following matters or the Company's expectations relating to such matters: successful development of the Cauchari-Olaroz and Thacker Pass Projects, including timing, progress, construction, milestones, anticipated productions and results thereof; the expected benefits from the Project Investment; the expected benefits from the 2020 Cauchari Transaction; expectations and anticipated impact of any COVID-19 cases on site; statements regarding anticipated decision making with respect to Minera Exar; capital expenditures and programs; estimates of the mineral resources and mineral reserves at the Company's properties; development of mineral resources and mineral reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of mineral resources and mineral reserves estimates, including whether mineral resources will ever be developed into mineral reserves and information and underlying assumptions related thereto; the timing and amount of future production; currency exchange and interest rates; expected outcome and timing of environmental surveys and permit applications and other environmental matters; the Company's ability to raise capital; expected expenditures to be made by the Company on its properties; the timing, cost, quantity, capacity and product quality of production of the Cauchari-Olaroz Project, which is held and operated through the Company's joint venture with Ganfeng; successful operation of the Cauchari-Olaroz Project under its co-ownership structure; whether the Company will ever be able to realize on the additional debt funding commitment from Bangchak, including the terms and timing thereof; ability to produce high quality battery grade lithium carbonate; the timing, cost, quantity, capacity and product quality of production at the Thacker Pass Project; results of the Company's engineering, design, permitting program at the Thacker Pass Project, including that the Company meets deadlines and receives permits as anticipated; successful results from the Company's testing facility and third-party tests related thereto; capital costs, operating costs, sustaining capital requirements, after tax net present value and internal rate of return, payback period, sensitivity analyses, net cash flows and EBITDA of the Cauchari-Olaroz Project and the Thacker Pass Project; timing, results and completion of the Thacker Pass Project feasibility study; the Company's share of the expected capital expenditures for the construction of the Cauchari-Olaroz Project and for permitting and Thacker Pass Project feasibility study activities at the Thacker Pass Project; ability to achieve capital cost efficiencies; stability and inflation related to the Argentine peso, whether the Argentine government implements additional foreign exchange and capital controls, and the effect of current or any additional regulations on the Company's operations; approval of pending patents; and the potential for partnership and financing scenarios for the Thacker Pass Project.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company's control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above and incorporated by reference herein, the Company has made assumptions regarding, among other things:

• current technological trends;

• a cordial business relationship between the Company and Ganfeng for the Cauchari-Olaroz Project;

• ability of the Company to fund, advance and develop the Cauchari-Olaroz Project and the Thacker Pass Project;

• the Company's ability to operate in a safe and effective manner;

• uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada and Argentina;

• demand for lithium, including that such demand is supported by growth in the electric vehicle market;

• the impact of increasing competition in the lithium business, and LAC's competitive position in the industry;

• general economic conditions;

• the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates;

• stability and inflation of the Argentinian peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company's operations;

• the impact of unknown financial contingencies, including litigation costs, on the Company's operations;

• gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities;

• estimates of and unpredictable changes to the market prices for lithium;

• exploration, development and construction costs for the Cauchari-Olaroz Project and the Thacker Pass Project;

• estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves;

• reliability of technical data;

• anticipated timing and results of exploration, development and construction activities;

• timely responses from governmental agencies responsible for reviewing and considering the Company's permitting activities at the Thacker Pass Project;

• the Company's ability to obtain additional financing, including pursuant to the additional debt funding commitment from Bangchak, on satisfactory terms or at all;

• the ability to develop and achieve production at any of the Company's mineral exploration and development properties;

• the impact of COVID-19 on the Company's business;

• expected benefits from the 2020 Cauchari Transaction;

• accuracy of development budget and construction estimates; and

• preparation of a development plan for lithium production at the Thacker Pass Project.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, LAC can give no assurance that these assumptions and expectations will prove to be correct, and since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors contained in and incorporated by reference in this Prospectus, including but not limited to, the factors referred to under the heading “Risk Factors” in this Prospectus, under the heading “Description of the Business – Risk Factors” in the Company’s most recent annual information form and under the heading “Risks and Uncertainties” in the Company’s management’s discussion and analysis for our most recently completed audited financial year and, if applicable, interim financial period. Such risks include, but are not limited to the following: the impacts of COVID-19 on the availability and movement of personnel, supplies and equipment and on the timing for regulatory approvals and permits and on third parties on whom the Company or the joint venture operation in respect of the Cauchari-Olaroz Project rely for services, such as preparation of the Thacker Pass definitive feasibility study and construction at the Cauchari-Olaroz Project; the Company’s mineral properties may not be developed as planned and uncertainty of whether there will ever be production at the Company’s mineral exploration properties; cost overruns; risks associated with the Company’s ability to successfully secure adequate funding; market prices affecting the ability to develop the Company’s mineral properties; risks associated with co-ownership arrangements; risk to the growth of lithium markets; lithium prices; inability to obtain required governmental permits and government-imposed limitations on operations; technology risk; inability to achieve and manage expected growth; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; emerging and developing market risks; risks associated with not having production experience; operational risks; changes in government regulations; changes to environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project parameters as plans continue to be refined; changes in legislation, governmental or community policy; mining industry competition; market risk; volatility in global financial conditions; uncertainties associated with estimating mineral resources and mineral reserves, including uncertainties relating to the assumptions underlying mineral resource and mineral reserve estimates; whether mineral resources will ever be converted into mineral reserves; whether the Company is able to successfully monetize any increase in off-take from any increased development plan, and the expected benefits from the Project Investment and other transactions described herein and in the documents incorporated by reference herein; the expected benefits from the 2020 Cauchari Transaction; inherent risks in realizing on Bangchak’s additional debt funding commitment, including the availability thereof, consent of the Company’s senior lenders and the addition of additional debt on the Company’s balance sheet; risks related to investments in Argentine bonds and equities; opposition to development of the Company’s mineral properties; lack of unitization and reservoir management rules; surface access risk; geological, technical, drilling or processing problems; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks; risks related to the stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current and any additional regulations on the Company’s operations; risks related to unknown financial contingencies, including litigation costs, on the Company’s operations; incorrect assessments of the value of acquisitions; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to the Company and/or joint venture partners; shareholder dilution; intellectual property risk; dependency on key personnel; payment of dividends; competition for, amongst other things, capital, undeveloped lands and skilled personnel; fluctuations in currency exchange and interest rates; regulatory risk, including as a result of the Company’s dual-exchange listing and increased costs thereof; conflicts of interest; Common Share price volatility; and cyber-security risks and threats. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in or incorporated by reference in this Prospectus is expressly qualified by these cautionary statements. All forward-looking information in this Prospectus speaks as of the date of this Prospectus. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. Additional information about these assumptions and risks and uncertainties is contained in the Company's filings with securities regulators, including the Company's most recent annual information form and most recent management's discussion and analysis for our most recently completed financial year and, if applicable, interim financial period, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

NOTICE REGARDING REPRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

The disclosure included in or incorporated by reference in this Prospectus uses mineral reserves and mineral resources classification terms that comply with reporting standards in Canada and the mineral reserves and mineral resources estimates are made in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards"), and NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Unless otherwise indicated, all mineral reserves and mineral resources estimates included in or incorporated by reference in this Prospectus have been prepared in accordance with NI 43-101 and the CIM Definition Standards. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7 ("SEC Industry Guide 7"). In particular, SEC Industry Guide 7 applies different standards in order to classify mineralization as a mineral reserve. As a result, the definitions of "proven mineral reserves" and "probable mineral reserves" used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under SEC Industry Guide 7. Accordingly, mineral reserves estimates included in or incorporated by reference in this Prospectus may not qualify as "reserves" under SEC Industry Guide 7.

In addition, this Prospectus and the documents incorporated by reference herein use the terms “mineral resources,” “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. SEC Industry Guide 7 does not recognize mineral resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. “Inferred mineral resources” have a great amount of uncertainty as to whether they can be mined legally or economically. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or pre-feasibility studies. Although generally speaking it can be assumed that with further work and the application of modifying factors all mineral resources are upgradeable, investors are cautioned not to assume that all or any part of the “mineral resources,” “measured mineral resources,” “indicated mineral resources” or “inferred mineral resources” reported in this Prospectus and the documents incorporated by reference herein will ever be upgraded to a higher category. Investors are also cautioned not to assume that any part of the “mineral resources,” “measured mineral resources,” “indicated mineral resources” or “inferred mineral resources” reported in this Prospectus and the documents incorporated by reference herein are economically or legally mineable. In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under reporting standards in Canada differ in certain respects from the standards of SEC Industry Guide 7. For the above reasons, information included in this Prospectus and the documents incorporated by reference herein that describes the Company’s mineral reserves and mineral resources estimates is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC under SEC Industry Guide 7.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC.  These amendments became effective February 25, 2019 (the "SEC Modernization Rules") and, following a two-year transition period, the SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7.  Following the transition period, as a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the MJDS, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards.  If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101 and the CIM Definition Standards.

PRESENTATION OF FINANCIAL INFORMATION

We present our financial statements in United States dollars and our annual financial statements are prepared in accordance with IFRS as issued by the IASB and our interim financial statements are prepared in accordance with IFRS as issued by the IASB as applicable to interim financial reporting. As a result, certain financial information included in or incorporated by reference in this Prospectus may not be comparable to financial information prepared by companies in the United States reporting under US GAAP. Certain calculations included in tables and other figures in this Prospectus have been rounded for clarity of presentation.

CURRENCY AND EXCHANGE RATE INFORMATION

This Prospectus contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars. References to "$" or "US$" are to United States dollars and references to "C$" are to Canadian dollars. The following table sets forth, for each of the periods indicated, the high, low and average exchange rates, and the exchange rate at the end of the period, for the conversion of one (1) United States dollar into the Canadian dollar equivalent, based on the indicative exchange rate as reported by the Bank of Canada:

	Six months ended June 30,		Year ended December 31,
	2020	2019	2019	2018
High	C$1.4496	C$1.3600	C$1.3600	C$1.3642
Low	C$1.2970	C$1.3087	C$1.2988	C$1.2288
Average	C$1.3651	C$1.3336	C$1.3269	C$1.2957
Rate at end of period	C$1.3628	C$1.3087	C$1.2988	C$1.3642

On October 16, 2020, the exchange rate for United States dollars expressed in terms of the Canadian dollar, as reported by the Bank of Canada, was US$1.00 = C$1.3192.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed by us with the securities commissions or similar regulatory authorities in Canada, which have also been filed with, or furnished to, the SEC. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of the Company at 300-900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5, e-mail: legal@lithiumamericas.com, and are also available electronically under the profile of the Company at www.sedar.com or in the United States through EDGAR at the website of the SEC at www.sec.gov.

As at the date of this Prospectus, the following documents, filed by the Company with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this Prospectus or in any other subsequently filed document that is also incorporated by reference in this Prospectus, as further described below:

(a) the annual information form of the Company dated March 13, 2020 for the year ended December 31, 2019 (the "2019 AIF");

(b) the audited consolidated financial statements of the Company as at and for the years ended December 31, 2019 and 2018, together with the notes thereto and the independent auditor's report thereon (the "2019 Annual Financial Statements");

(c) the management's discussion and analysis of the results of operations and financial condition of the Company for the year ended December 31, 2019 (the "2019 Annual MD&A");

(d) the unaudited condensed consolidated interim financial statements of the Company as at and for the three and six month periods ended June 30, 2020 and 2019, together with the notes thereto;

(e) the management's discussion and analysis of the results of operations and financial condition of the Company for the three and six month periods ended June 30, 2020 (the "2020 Q2 Interim MD&A");

(f) the management information circular of the Company dated April 7, 2020 prepared in connection with the annual general and special meeting of shareholders held on May 7, 2020;

(g) the material change report of the Company dated February 18, 2020 relating to the entering into by the Company of definitive agreements in connection with the 2020 Cauchari Transaction;

(h) the material change report of the Company dated July 9, 2020 relating to the announcement by the Company of a temporary suspension of non-essential construction activities at the Cauchari-Olaroz Project as a health and safety measure in response to workers testing positive for COVID-19 (see certain updates in this regard under “Business of the Company – Project Overview”); and

(i) the material change report of the Company dated September 8, 2020 relating to the completion by the Company of the 2020 Cauchari Transaction.

Except as otherwise stated below, any documents of the foregoing type, and all other documents of the type required to be incorporated by reference in a short form prospectus pursuant to NI 44-101, including, without limitation, any material change reports (excluding material change reports filed on a confidential basis), interim financial statements, annual financial statements and the auditor’s report thereon, management’s discussion and analysis, information circulars, annual information forms and business acquisition reports filed by the Company with the securities commissions or similar regulatory authorities in any of the provinces or territories of Canada subsequent to the date of this Prospectus and during the 25-month period this Prospectus remains effective, shall be deemed to be incorporated by reference in this Prospectus. Notwithstanding anything herein to the contrary, any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall be deemed, except as so modified or superseded, not to constitute a part of this Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus pursuant to the foregoing paragraph is also included in any report that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part. Furthermore, we may incorporate by reference into the registration statement of which this Prospectus forms a part, any report on Form 6- K furnished to the SEC, including the exhibits thereto, if and to the extent provided in such report.

Upon new annual financial statements and related management's discussion and analysis of the Company being filed with the applicable securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous annual financial statements and related management's discussion and analysis and the previous interim financial statements and related management's discussion and analysis of the Company most recently filed shall be deemed to no longer be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon new interim financial statements and related management's discussion and analysis of the Company being filed with the applicable securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous interim financial statements and related management's discussion and analysis of the Company most recently filed shall be deemed to no longer be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon a new annual information form of the Company being filed with the applicable securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, notwithstanding anything herein to the contrary, the following documents shall be deemed to no longer be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder: (i) the previous annual information form; (ii) any material change reports filed by the Company prior to the end of the financial year in respect of which the new annual information form is filed; (iii) any business acquisition reports filed by the Company for acquisitions completed prior to the beginning of the financial year in respect of which the new annual information form is filed; and (iv) any information circulars filed by the Company prior to the beginning of the financial year in respect of which the new annual information form is filed. Upon a new management information circular prepared in connection with an annual general meeting of the Company being filed with the applicable securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous management information circular prepared in connection with an annual general meeting of the Company shall be deemed to no longer be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

A Prospectus Supplement containing the specific terms of an offering of Securities and other information relating to the Securities will be delivered to purchasers of such Securities together with this Prospectus, unless an exemption from the prospectus delivery requirements is available, and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purpose of the distribution of the Securities to which the Prospectus Supplement pertains.

In addition, certain marketing materials (as that term is defined in applicable Canadian securities legislation) may be used in connection with a distribution of Securities under this Prospectus and the applicable Prospectus Supplement(s). Any "template version" of "marketing materials" (as those terms are defined in applicable Canadian securities legislation) pertaining to a distribution of Securities, and filed by the Company after the date of the Prospectus Supplement for the distribution of such Securities and before the termination of the distribution of such Securities, will be deemed to be incorporated by reference in that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement on Form F-10 of which this Prospectus forms a part:

(a) the documents listed under the heading "Documents Incorporated by Reference";

(b) powers of attorney from our directors and officers, as applicable (included on the signature page to the registration statement);

(c) the consent of PricewaterhouseCoopers LLP;

(d) the consent of each expert or "qualified person" (for the purposes of NI 43-101) referred to in this Prospectus under the heading "Interests of Experts"; and

(e) the form of indenture for any Debt Securities issued hereunder.

A copy of the form of warrant indenture, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

AVAILABLE INFORMATION

In addition to our continuous disclosure obligations under the securities laws of the provinces and territories of Canada, we are subject to the informational requirements of the Exchange Act and in accordance therewith file reports and other information with the SEC. Under the MJDS, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company's officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. Some of the documents that we file with or furnish to the SEC are electronically available from the SEC's Electronic Document Gathering and Retrieval system, which is commonly known by the acronym "EDGAR", and may be accessed at www.sec.gov.

The Company has filed with the SEC a registration statement on Form F-10 under the United States Securities Act of 1933, as amended, with respect to the Securities. This Prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to the Company and the Securities offered in this Prospectus, reference is made to the registration statement and to the schedules and exhibits filed therewith. Statements contained in this Prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the registration statement. Each such statement is qualified in its entirety by such reference. You may refer to the registration statement and the exhibits to the registration statement for further information with respect to the Company and the Securities. See "Documents Filed as Part of the Registration Statement".

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES AND AGENT FOR SERVICE OF PROCESS

The Company is a corporation incorporated under and governed by the BCBCA. Some of the directors and officers of the Company, and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a certain portion of the Company's assets, are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for investors who reside in the United States to effect service of process upon these persons in the United States, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Company or any of these persons. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.

Daniel Weber, Marek Dworzanowski, Anthony Sanford, John Young, Andrew Hutson and Rene LeBlanc, each a "qualified person" under NI 43-101 who has prepared or supervised the preparation of certain scientific and technical information contained or incorporated by reference in this Prospectus, reside outside of Canada. Eight of our directors, Jonathan Evans, Dr. Michael Fischer, Dr. Yuan Gao, George Ireland, John Kanellitsas, Franco Mignacco, Gabriel Marcelo Rubacha and Xiaoshen Wang, reside outside of Canada, and each has appointed the Company as their agent for service of process in Canada at its office address: 300-900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5. Purchasers are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process in Canada.

THE COMPANY

The Company was incorporated under the BCBCA on November 27, 2007 under the name "Western Lithium Canada Corporation". On May 31, 2010, the Company changed its name to "Western Lithium USA Corporation". The Company amended its Articles in 2013 to add advance notice requirements for the election of directors and in 2015 to give the Board of Directors the authority by resolution to alter the Company's authorized share capital and to effect amendments to the Articles, except as otherwise specifically provided in the Articles or the BCBCA. On March 21, 2016, the Company changed its name to "Lithium Americas Corp.". On November 8, 2017, the Company completed the Consolidation.

The Company's head and registered office is located at 300-900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5.

BUSINESS OF THE COMPANY

LAC is a Canadian based resource company focused on advancing two significant lithium development projects, the Cauchari-Olaroz Project, located in the Province of Jujuy in Argentina, and the Thacker Pass Project, located in north-western Nevada, USA.

Project Overview

Cauchari-Olaroz Project

The Cauchari-Olaroz Project is a lithium development project located in Juyjuy Province, Argentina. The Cauchari-Olaroz Project is a joint venture owned and operated by LAC and Ganfeng. In 2019, a definitive feasibility study (and accompanying NI 43-101 technical report) was completed for the Cauchari-Olaroz Project that provides for development of a mining and processing operation at site for the production of 40,000 tonnes per annum of battery-quality lithium carbonate over a 40 year period. The Cauchari-Olaroz Project is currently in the midst of project development.

In early July, the Company announced a temporary suspension of non-essential construction activities at the Cauchari-Olaroz Project as a health and safety measure in response to workers testing positive for COVID-19. As of the date of this Prospectus, all workers who tested positive in July have recovered and were released from isolation.

Construction activities at the Cauchari-Olaroz Project have resumed with enhanced COVID-19 protocols. Progress continues at site with focus on the carbonate plant civil works and the lime plant construction. All critical equipment remains on track to be delivered by the end of 2020. The Company continues to assess the impact of COVID-19 on the construction schedule. Based on the current remobilization plan, which follows health and safety guidelines requiring a significantly reduced workforce at site, the Company expects construction to be complete by the end of 2021 with production in early 2022.

Capital costs remain unchanged at US$565 million, on a 100% basis, including the contingency. As of September 30, 2020, over 60% of the capital costs have been spent with over 80% committed. In addition, the Company recently completed a detailed review to confirm operating cost assumptions based on the 2019 definitive feasibility study estimates remain less than US$3,600/t of battery-quality lithium carbonate.

On October 19, 2020, the Company filed the Cauchari TR. The Cauchari TR provides updated information from the NI 43-101 technical report filed in connection with the 2019 definitive feasibility study, which technical report is summarized in the 2019 AIF, 2019 Annual MD&A and 2020 Q2 Interim MD&A, to reflect the more advanced status of construction, the most recent estimate for completion of construction and the consequent changes to the economic analysis derived from these inputs. Capital expenditures remained unchanged at US$565 million, with US$304 million already spent as at June 30, 2020 and excluded from the NPV. Operating costs were updated to US$3,579 per tonne of battery-quality lithium carbonate from US$3,576 per tonne previously. The Cauchari TR resulted in after-tax NPV of US$1.5 billion at 10% discount rate and US$12,000/tonne long-term lithium carbonate price. Sensitivity analysis demonstrates after-tax NPV of US$518 million at 50% lower lithium carbonate prices and US$3.4 billion at 50% higher prices. The Cauchari TR otherwise reaffirms the mineral resource and mineral reserve estimates contained in the 2019 technical report filed in connection with the 2019 definitive feasibility study.

As of September 30, 2020, the Company had US$54 million in cash in addition to US$202 million in capital available from credit and loan facilities to fund the Company’s share of the Cauchari-Olaroz Project. The Company remains fully-funded to advance the Cauchari-Olaroz Project to production and expects to have excess liquidity available under its credit facilities.

Thacker Pass Project

The Thacker Pass Project is located in northern Humboldt County, Nevada and hosts a large sedimentary-based lithium mineral resource. In 2018, LAC completed a pre-feasibility study on the Thacker Pass Project. The mine plan in the pre-feasibility study contemplates developing an initial phase 1 production capacity of 30,000 tonnes per annum of battery-grade lithium carbonate, followed by an expansion to 60,000 tonnes per annum.

In 2019, LAC commenced work on a feasibility study. For the feasibility study, LAC is investigating different production parameters that will result in a different financial analysis to that of the pre-feasibility study. The feasibility study is expected to be accompanied by an updated resource estimate that incorporates exploration data from prior drilling and analysis on lands hosting sedimentary-based mineralization proximate to the current resource area, which is expected to result in a substantial increase to indicated and measured resources at the Thacker Pass Project.

Permitting continues to advance as planned at the Thacker Pass Project with all major permits expected to be received by the end of the first quarter of 2021. The U.S. Bureau of Land Management (“BLM”) recently completed a 45-day public comment period on the Draft Environmental Impact Statement (“EIS”) as published by the BLM in the third quarter of 2020. The BLM is in the process of incorporating public comments into the Final EIS which will form the basis of the Record of Decision.

In September, the Nevada Governor’s Office of Economic Development unanimously approved tax abatements for the Thacker Pass Project which are expected for the first phase construction period. The tax abatements total US$9 million, including partial sales, property and payroll tax abatements.

The Company continues to explore financing options for the construction of the Thacker Pass Project, including the possibility of a joint venture partner. Based on discussions with potential customers and joint venture partners, the Company is assessing changes to the parameters of its feasibility study work to target a higher production capacity than the 20,000 tonnes per annum of lithium carbonate equivalent and a revised product mix than previously considered. As a result, the scheduled timing for completion of the feasibility study will be adjusted once the Company has determined the targeted initial capacity and product mix that more accurately reflects forecasted market demand.

Detailed Project Descriptions

For additional information with respect to the Cauchari-Olaroz Project and the Thacker Pass Project and the business of the Company, readers are referred to the Company’s then-current annual information form, annual management’s discussion and analysis and interim management’s discussion and analysis, if applicable, all of which are incorporated by reference herein, and the other documents incorporated by reference herein. See also “Risk Factors” in this Prospectus and “Description of the Business – Risk Factors” in the Company’s then-current annual information form.

Developments Following the Date of the Prospectus

If, after the date of this Prospectus, the Company is required by Section 4.2 of NI 43-101 to file a technical report to support scientific or technical information that relates to a mineral project on a property that is material to the Company, the Company will file such technical report in accordance with Section 4.2(5)(a)(i) of NI 43-101 as if the words "preliminary short form prospectus" refer to "shelf prospectus supplement".

CONSOLIDATED CAPITALIZATION

As at June 30, 2020, there were 90,643,112 Common Shares issued and outstanding, as well as 2,621,070 RSUs, 192,587 DSUs, 3,392,500 Options and 1,010,049 PSUs outstanding. As at October 16, 2020, there were 91,532,163 Common Shares issued and outstanding, as well as 2,472,656 RSUs, 211,900 DSUs, 2,453,000 Options and 1,010,049 PSUs outstanding. As part of completion of the 2020 Cauchari Transaction, Ganfeng provided US$40 million to Exar Capital B.V., a subsidiary of the Company, as a non-interest-bearing loan. Proceeds of the loan were used, on closing, to repay intercompany loans owing to the Company in the aggregate amount of US$40 million.

Other than as noted above, there have been no material changes in our share or loan capital, on a consolidated basis, since June 30, 2020.

The applicable Prospectus Supplement will describe any material change in, and the effect of such material change on, the share and loan capital of the Company that will result from the issuance of Securities pursuant to such Prospectus Supplement.

EARNINGS COVERAGE RATIOS

Earnings coverage ratios will be provided in the applicable Prospectus Supplement with respect to any issuance of Preferred Shares or Debt Securities (having a term to maturity in excess of one year) pursuant to this Prospectus, as required by applicable securities laws.

DESCRIPTION OF COMMON SHARES

Common Shares

The Company is authorized to issue an unlimited number of Common Shares without par value of which, as at October 16, 2020, 91,532,163 Common Shares are issued and outstanding. All rights and restrictions in respect of the Common Shares are set out in the Company's notice of articles and the BCBCA and its regulations. The Common Shares have no pre-emptive, redemption, purchase or conversion rights. Neither the BCBCA nor the constating documents of the Company impose restrictions on the transfer of Common Shares on the register of the Company, provided that the Company receives the certificate representing the Common Shares to be transferred together with a duly endorsed instrument of transfer and payment of any fees and taxes which may be prescribed by the Board of Directors from time to time. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or assessment by the Company. The BCBCA and the Company's articles provide that the rights and restrictions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

The holders of the Common Shares are entitled to: (i) notice of and to attend any meetings of shareholders and shall have one vote per Common Share at any meeting of shareholders of the Company; (ii) dividends, if as and when declared by the Board of Directors; and (iii) upon liquidation, dissolution or winding up of the Company, on a pro rata basis, the net assets of the Company after payment of debts and other liabilities.

Dividend Policy

The Company has no fixed dividend policy and the Company has not declared any dividends on its Common Shares since its incorporation. The Company anticipates that all available funds will be used to undertake exploration and development programs on its mineral properties as well as for the acquisition of additional mineral properties. The payment of dividends in the future will depend, among other things, upon the Company's earnings, capital requirements and operating and financial condition. Generally, dividends can only be paid if a corporation has retained earnings. There can be no assurance that the Company will generate sufficient earnings to allow it to pay dividends.

DESCRIPTION OF PREFERRED SHARES

The particular class of Preferred Shares and the particular terms and provisions of any series of such class of Preferred Shares offered by any Prospectus Supplement will be described in the Prospectus Supplement filed in respect of such series of Preferred Shares.

DESCRIPTION OF DEBT SECURITIES

The following sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of a series of Debt Securities offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in the applicable Prospectus Supplement. The Company may issue Debt Securities, separately or together, with Common Shares, Preferred Shares, Subscription Receipts, Warrants or Units or any combination thereof, as the case may be.

The Debt Securities will be issued in one or more series under an indenture (the "Indenture") to be entered into between the Company and one or more trustees (the "Trustee") that will be named in a Prospectus Supplement for a series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture to be entered into has been or will be filed with the SEC as an exhibit to the registration statement and will be filed with the securities commissions or similar authorities in Canada when it is entered into. The description of certain provisions of the Indenture in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture. Terms used in this summary that are not otherwise defined herein have the meaning ascribed to them in the Indenture. The particular terms relating to Debt Securities offered by a Prospectus Supplement will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

• the specific designation of the Debt Securities;

• any limit on the aggregate principal amount of the Debt Securities; the date or dates, if any, on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;

• the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities that are in registered form;

• the terms and conditions under which we may be obligated to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;

• the terms and conditions upon which we may redeem the Debt Securities, in whole or in part, at our option;

• the covenants applicable to the Debt Securities;

• the terms and conditions for any conversion or exchange of the Debt Securities for any other securities;

• the extent and manner, if any, to which payment on or in respect of the Debt Securities of the series will be senior or will be subordinated to the prior payment of other liabilities and obligations of the Company;

• whether the Debt Securities will be secured or unsecured;

• whether the Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities which are in bearer form and as to exchanges between registered form and bearer form;

• whether the Debt Securities will be issuable in the form of registered global securities ("Global Securities"), and, if so, the identity of the depositary for such registered Global Securities;

• the denominations in which registered Debt Securities will be issuable, if other than denominations of $1,000 and integral multiples of $1,000 and the denominations in which bearer Debt Securities will be issuable, if other than denominations of $5,000;

• each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

• if other than United States dollars, the currency in which the Debt Securities are denominated or the currency in which we will make payments on the Debt Securities;

• material Canadian federal income tax consequences and United States federal income tax consequences of owning the Debt Securities;

• any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities; and

• any other terms, conditions, rights or preferences of the Debt Securities which apply solely to the Debt Securities.

If we denominate the purchase price of any of the Debt Securities in a currency or currencies other than United States dollars or a non-United States dollar unit or units, or if the principal of and any premium and interest on any Debt Securities is payable in a currency or currencies other than United States dollars or a non-United States dollar unit or units, we will provide investors with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of Debt Securities and such non-United States dollar currency or currencies or non-United States dollar unit or units in the applicable Prospectus Supplement.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other securities of the Company will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company, and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.

To the extent any Debt Securities are convertible into Common Shares or other securities of the Company, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

This Prospectus does not qualify for issuance Debt Securities, or Securities convertible into or exchangeable for Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities, or Securities convertible into or exchangeable for Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers' acceptance rate, or to recognized market benchmark interest rates such as CDOR (the Canadian Dollar Offered Rate) or a United States federal funds rate.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The following sets forth certain general terms and provisions of the Subscription Receipts. The Company may issue Subscription Receipts, which may be offered separately or together with Common Shares, Preferred Shares, Debt Securities, Warrants or Units, as the case may be, or may be converted into or exchanged for Common Shares, Preferred Shares, Debt Securities, Warrants, Units and/or other securities upon the satisfaction of certain conditions. The particular terms and provisions of the Subscription Receipts offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Subscription Receipts, will be described in such Prospectus Supplement.

The Subscription Receipts will be issued under one or more subscription receipt agreements, in each case between the Company and a subscription receipt agent determined by the Company. A copy of any such subscription receipt agreement will be available on SEDAR at www.sedar.com.

The Prospectus Supplement relating to any Subscription Receipts being offered will include specific terms and provisions of the Subscription Receipts being offered thereby. These terms and provisions will include some or all of the following:

• the name or designation of the Subscription Receipts;

• the number of Subscription Receipts being offered;

• the price at which Subscription Receipts will be offered and whether the price is payable in instalments;

• the terms, conditions and procedures pursuant to which the holders of Subscription Receipts will become entitled to receive Common Shares, Preferred Shares, Debt Securities, Warrants, Units and/or other securities, as the case may be, and the consequences of such terms and conditions not being satisfied;

• the number of Common Shares, Preferred Shares, Debt Securities, Warrants, Units and/or other securities that may be issued or delivered upon the conversion or exchange of each Subscription Receipt;

• the identity of the subscription receipt agent;

• the manner in which funds will be invested and held, and procedures for the release of funds (including interest or other income earned on funds) pending satisfaction or non-satisfaction of the escrow release or other conditions;

• any entitlements of the holders of Subscription Receipts to receive distributions declared on Common Shares or distribution-equivalent payments;

• the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

• the dates or periods during which the Subscription Receipts may be converted or exchanged into Common Shares, Preferred Shares, Debt Securities, Warrants, Units and/or other securities;

• whether such Subscription Receipts will be listed on any securities exchange;

• material Canadian federal income tax consequences of owning, holding or disposing of the Subscription Receipts, if any;

• if applicable, whether the Subscription Receipts shall be in registered or unregistered form;

• if applicable, that the Subscription Receipts shall be issuable in whole or in part as one or more global securities and, in such case, the depositary or depositaries for such global securities in whose name the global securities will be registered;

• any terms, procedures and limitations relating to the transferability, exchange or conversion of the Subscription Receipts;

• any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts; and

• any other material terms and conditions of the Subscription Receipts.

Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the securities to be received on the exchange of the Subscription Receipts.

Subscription Receipts, if issued in registered form, will be exchangeable for other Subscription Receipts of the same tenor, at the office indicated in the Prospectus Supplement. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto.

DESCRIPTION OF WARRANTS

The following sets forth certain general terms and provisions of the Warrants. The Company will deliver an undertaking to the securities regulatory authority in each of the provinces and territories of Canada pursuant to which the Company will agree not to distribute pursuant to this Prospectus, as it may be supplemented or amended, any Warrants that are “novel” (as such term is defined in NI 44-102), including Warrants that are convertible into or exchange or exercisable for securities of an entity other than the Company or its affiliates, unless the applicable Prospectus Supplement(s) pertaining to the distribution of the novel securities is either (a) first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where such novel securities are distributed, or (b) 10 business days have elapsed since the date of delivery to the applicable securities regulatory authority of the draft Prospectus Supplement in substantially final form and the applicable securities regulatory authority has not provided written comments on the draft Prospectus Supplement.

The Company may issue Warrants for the purchase of Common Shares and/or or other securities. The particular terms and provisions of the Warrants offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Warrants, will be described in such Prospectus Supplement.

Warrants may be offered separately or together with Common Shares, Preferred Shares, Debt Securities, Subscription Receipts or other Securities offered by any Prospectus Supplement and may be attached to, or separate from, any such offered Securities. Each series of Warrants will be issued under one or more warrant indentures, in each case between the Company and a warrant agent determined by the Company. Each such warrant indenture, as supplemented or amended from time to time, will set out the terms and conditions of the applicable Warrants. The statements in this Prospectus relating to any warrant indenture and the Warrants to be issued under it are summaries of anticipated provisions of an applicable warrant indenture and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of such warrant indenture, as applicable. A copy of any such warrant indenture will be available on SEDAR at www.sedar.com.

The Prospectus Supplement relating to any Warrants being offered will include specific terms and provisions of the Warrants being offered thereby. These terms and provisions will include some or all of the following:

• the designation of the Warrants;

• the aggregate number of Warrants offered and the offering price;

• the designation, number and terms of the Common Shares and/or other securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

• the exercise price of the Warrants;

• the dates or periods during which the Warrants are exercisable;

• the designation and terms of any securities with which the Warrants are issued;

• if the Warrants are issued as a Unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

• the currency or currency unit in which the exercise price is denominated;

• whether such Warrants will be subject to redemption or call, and if so, the terms of such redemption or call provisions;

• any minimum or maximum amount of Warrants that may be exercised at any one time;

• whether such Warrants will be listed on any securities exchange;

• whether the Warrants will be issued in fully registered or global form;

• any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

• any other rights, privileges, restrictions and conditions attaching to the Warrants; and

• any other material terms and conditions of the Warrants.

Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the securities issuable on exercise of the Warrants.

Warrants, if issued in registered form, will be exchangeable for other Warrants of the same tenor, at the office indicated in the Prospectus Supplement. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto.

DESCRIPTION OF UNITS

The following sets forth certain general terms and provisions of the Units. The Company may issue Units comprising any combination of the other Securities described in this Prospectus. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each Security comprising the Unit. The agreement, if any, under which a Unit is issued may provide that the Securities comprising the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The Prospectus Supplement relating to any Units being offered will include specific terms and provisions of the Units being offered thereby. These terms and provisions will include some or all of the following:

• the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

• any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units;

• how, for income tax purposes, the purchase price paid for the Units is to be allocated among the component Securities;

• the currency or currency units in which the Units may be purchased and the underlying Securities denominated;

• whether such Units will be listed on any securities exchange;

• whether the Units and the underlying Securities will be issued in fully registered or global form;

• any other rights, privileges, restrictions and conditions attaching to the Units; and

• any other materials terms and conditions of the Units and the underlying Securities.

The preceding description and any description of Units in the applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to, if applicable, the unit agreement, collateral arrangements and depositary arrangements relating to such Units.

SELLING SECURITYHOLDERS

This Prospectus may also, from time to time, relate to the offering of Securities by way of a secondary offering by certain selling securityholders, including affiliates of Bangchak and Ganfeng pursuant to their respective rights set out in the applicable investor rights agreement referred to under "Plan of Distribution". The terms under which the Securities will be offered by selling securityholders will be described in the Prospectus Supplement. In connection with any secondary offering, in respect of any selling securityholder that is resident outside of Canada, the Company will file a non-issuer's submission to jurisdiction form on behalf of such selling securityholder with the corresponding Prospectus Supplement. The Prospectus Supplement for, or including, any offering of the Securities by selling securityholders will include, without limitation, where applicable:

• the names of the selling securityholders;

• the number or amount of Securities owned, controlled or directed by each of the selling securityholders;

• the number or amount of Securities being distributed for the account of each selling securityholder;

• the number or amount of Securities to be owned, controlled or directed by each of the selling securityholders after the distribution, and the percentage that number or amount represents out of the total number or amount of outstanding Securities of the class or series being distributed;

• whether the Securities are owned by the selling securityholders both of record and beneficially, of record only, or beneficially only;

• if the selling securityholder purchased any of the Securities held by it in the two years preceding the date of the Prospectus Supplement, the date or dates the selling securityholder acquired the Securities; and

• if the selling securityholder acquired the Securities held by it in the 12 months preceding the date of the Prospectus Supplement, the cost thereof to the selling securityholder in the aggregate and on an average cost-per-security basis.

PLAN OF DISTRIBUTION

The Company or a selling securityholder may, during the 25-month period that this Prospectus remains effective, offer for sale and issue, as applicable, the Securities, separately or together: (i) through underwriters, dealers or agents purchasing as principal or acting as agent; (ii) directly to one or more purchasers, including sales upon the exercise of conversion or exchange rights attaching to convertible or exchangeable securities held by the purchaser; or (iii) through a combination of any of these methods of sale. Securities sold to the public pursuant to this Prospectus may be offered and sold exclusively in Canada or the United States, or in both jurisdictions. The Prospectus Supplement relating to each offering of Securities will indicate the jurisdiction or jurisdictions in which such offering is being made to the public, identify each underwriter, dealer or agent, as the case may be, and will also set forth the terms of that offering, including the purchase price or prices of the Securities (or the manner of determination thereof if offered on a non- fixed price basis), the proceeds to the Company or, if applicable, the selling securityholder(s) and any underwriters', dealers' or agents' fees, commissions or other items constituting underwriters' or agents' compensation. Only underwriters, dealers or agents so named in the applicable Prospectus Supplement are deemed to be underwriters, dealers or agents, as the case may be, in connection with the Securities offered thereby. A Prospectus Supplement may provide that the Securities sold thereunder will be "flow-through" securities.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be "at-the-market distributions" as defined in NI 44-102, including sales made directly on the TSX, the NYSE or other existing trading markets for the securities. The prices at which the Securities may be offered may vary between purchasers and during the period of distribution.

If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

Any offering of Preferred Shares, Debt Securities, Subscription Receipts, Warrants or Units will be a new issue of Securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, Preferred Shares, Debt Securities, Subscription Receipts, Warrants and Units will not be listed on any securities exchange. There is no market through which the Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and any applicable Prospectus Supplement. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities, and the extent of issuer regulation. See "Risk Factors".

Underwriters, dealers or agents may make sales of Securities in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an "at-the-market distribution" and subject to limitations imposed by and the terms of any regulatory approvals required and obtained under, applicable Canadian securities laws, which includes sales made directly on an existing trading market for the Common Shares, or sales made to or through a market maker other than on an exchange. In connection with any offering of Securities, except with respect to "at-the-market distributions" or as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters, dealers or agents may over-allot or effect transactions which are intended to stabilize or maintain the market price of the offered Securities at a level other than that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. No underwriter, dealer or agent involved in an "at-the-market distribution", no affiliate of such an underwriter, dealer or agent and no person or company acting jointly or in concert with such an underwriter, dealer or agent may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities distributed, including selling an aggregate number or principal amount of securities that would result in the underwriter, dealer or agent creating an over-allocation position in the Securities distributed.

If underwriters or dealers purchase Securities as principals, the Securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed offering price or at varying prices determined at the time of sale. The obligations of the underwriters or dealers to purchase those Securities will be subject to certain conditions precedent, and the underwriters or dealers will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased. If agents are used in an offering, unless otherwise indicated in the Prospectus Supplement, such agents will be acting on a "best efforts" basis for the period of their appointment. Any offering price and any discounts or concessions allowed or re-allowed or paid may be changed from time to time.

Under agreements which may be entered into by the Company and, if applicable, selling securityholder(s), underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by the Company and, if applicable, selling securityholder(s), against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company and/or any selling securityholder in the ordinary course of business.

Under certain investor rights agreements, affiliates of Bangchak and Ganfeng have certain registration rights pursuant to which Common Shares or other Securities owned by them may be qualified for distribution under this Prospectus. The specific terms of any offering by any selling securityholder will be set out in the applicable Prospectus Supplement.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of Securities will be used for general corporate purposes, including funding ongoing operations and/or working capital requirements, to repay indebtedness outstanding from time to time and for discretionary capital programs. Specific information about the use of the net proceeds to the Company of any offering of Securities under this Prospectus and the specific business objectives which the Company expects to accomplish with such proceeds will be set forth in the applicable Prospectus Supplement relating to that offering of Securities.

There may be circumstances where, based on results obtained or for other sound business reasons, a reallocation of funds may be necessary or prudent. Accordingly, management of the Company will have broad discretion in the application of the net proceeds of an offering of Securities. The actual amount that the Company spends in connection with each intended use of proceeds may vary significantly from the amounts specified in the applicable Prospectus Supplement and will depend on a number of factors, including those referred to under "Risk Factors" in this Prospectus and in the documents incorporated by reference herein and any other factors set forth in the applicable Prospectus Supplement. The Company may invest funds which it does not immediately use. Such investments may include short-term marketable investment grade securities denominated in Canadian dollars, United States dollars or other currencies. The Company may, from time to time, issue securities (including debt securities) other than pursuant to this Prospectus.

To date, the Company has not generated significant revenues from operations. The Company had negative operating cash flows for the year ended December 31, 2019 and for the six months ended June 30, 2020 and the Company may continue to incur negative operating cash flows. As a result, the Company may need to allocate a portion of its existing working capital or a portion of the proceeds of any offering of Securities to fund any such negative operating cash flow in future periods. See "Risk Factors - Negative Operating Cash Flows".

The Company will not receive any proceeds from any sale of Common Shares or other Securities by a selling securityholder.

TRADING PRICE AND VOLUME

The outstanding Common Shares are listed and posted for trading in Canada on the TSX and in the United States on the NYSE under the symbol "LAC". Trading prices and volumes of the Common Shares for the previous 12-month period will be provided, as required, in each Prospectus Supplement.

PRIOR SALES

Information in respect of prior sales of Common Shares and other Securities distributed under this Prospectus and for securities that are convertible into or exchangeable for Common Shares or such other Securities within the previous 12-month period will be provided, as required, in a Prospectus Supplement with respect to the issuance of Common Shares and/or other Securities pursuant to such Prospectus Supplement.

CERTAIN INCOME TAX CONSIDERATIONS

Owning any of the Securities may subject holders to tax consequences. The applicable Prospectus Supplement may describe certain material Canadian federal income tax considerations generally applicable to investors described therein of the acquisition, ownership and disposition of any Securities offered thereunder. The applicable Prospectus Supplement may describe certain United States federal income tax considerations generally applicable to investors described therein who are U.S. persons (within the meaning of the United States Internal Revenue Code of 1986, as amended) of the acquisition, ownership and disposition of any Securities offered thereunder. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

RISK FACTORS

An investment in the Securities is speculative and subject to a number of risks, including those set forth below and in the Company's then-current annual information form and in the then-current management's discussion and analysis for our most recently completed financial year and interim financial period, if applicable. Additional risk factors relating to a specific offering of Securities will be described in the applicable Prospectus Supplement.

Prospective investors should carefully consider these risks, in addition to the information contained and incorporated by reference herein and in the Prospectus Supplement relating to an offering and the information incorporated by reference therein, before purchasing Securities. Some of the risk factors described herein and in the documents incorporated by reference herein (including subsequently filed documents incorporated by reference herein), including the applicable Prospectus Supplement are interrelated and, consequently, investors should treat such risk factors as a whole. If any of the events identified in these risks and uncertainties were to actually occur, it could have a material adverse effect on the business, assets, financial condition, results of operations or prospects of the Company. These are not the only risks and uncertainties that the Company faces. Additional risks and uncertainties not presently known to the Company or that are currently considered immaterial may also have a material adverse effect on the business, assets, financial condition, results of operations or prospects of the Company. The Company cannot assure you that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the risks described in this Prospectus or the applicable Prospectus Supplement or the documents incorporated by reference herein and therein or other unforeseen risks.

COVID-19 has Negatively Affected and is Expected to Further Negatively Affect the Company

In March 2020, COVID-19 was characterized as a pandemic by the World Health Organization. Since December 2019, COVID-19 has spread globally with a high concentration of cases in regions in which the Company conducts its business operations, including the United States, Canada and Argentina. The spread of COVID-19 and resulting tight government controls and travel bans implemented around the world, such as declarations of states of emergency, business closures, and manufacturing, commercial and/or other similar restrictions and limitations, have caused disruption to global supply chains and economic activity, and the market has entered a period of significantly increased volatility. Volatility and disruptions in the supply and demand for lithium and other metals and minerals, global supply chains and financial markets, as well as declining trade and market sentiment and reduced mobility of people, could affect commodity prices, interest rates, credit ratings, credit risk, share prices and inflation. To date, there have been a large number of temporary business closures, quarantines and a general reduction in business and consumer activity in a number of countries including the United States, Canada and Argentina. On March 20, 2020, following the Presidential decree for mandatory social isolation in Argentina, construction of the Cauchari-Olaroz Project was temporarily suspended. Engineering, procurement and manufacturing of equipment, which was performed offsite, continued. In mid-April, in accordance with the governmental regulations allowing mining and construction activities to resume, the Cauchari-Olaroz Project gradually restarted construction activities, and increased the size of the camp, common areas and other infrastructure to accommodate social distancing by staff in accordance with established protocols. By the end of the second quarter of 2020, circulation of COVID-19 had intensified in the Province of Jujuy. As announced in early July by the Company, as a result of workers at the project testing positive for COVID-19, construction was immediately suspended. During July, testing of the workforce at the project was completed, and workers were demobilized from the site. Only the minimum required staff remained on-site to oversee care and maintenance activities. All workers who tested positive in July have since recovered and have been released from isolation. Construction activities at the Cauchari-Olaroz Project have resumed with enhanced COVID-19 protocols. The Company continues to work in close cooperation with the local communities, unions, its workforce and the Province of Jujuy, Argentina as to the safety of its operations, and ongoing assessment and refinements to its pandemic-related operating protocols. Overall, COVID-19 has impacted the development program for the Cauchari-Olaroz Project over the last several months, including delays in delivery of equipment, limitations on operations as a result of government directive and internal operating protocols and the temporary suspension of operations in connection with onsite cases and the implementation of enhanced protocols to manage infections on site. There is a risk that these factors, along with other factors, related to COVID- 19 may continue to affect the Cauchari-Olaroz Project until the virus is brought under control in Argentina and globally, generally thought to be through the development and widespread use of a vaccine, and societal functioning is generally restored. There is also a risk that the severity of some or all of these matters as they relate to the Cauchari-Olaroz Project may increase in the future.

Sustained disruption to development operations due to COVID-19, including future negative developments related to COVID-19 and governmental response to it, could have a material adverse effect on the project, including delays in the development timeline, an increase in development costs or a longer term suspension in the development of the project itself. There can be no assurance that a governmental directive similar to the Argentinian Presidential decree in March will not be issued in the future, that mining and construction activities will continue to be deemed essential businesses or that mining and construction activities will not otherwise be suspended in the future if COVID-19 continues to persist or there is a resurgence in Argentina, the United States, Canada or globally. The risks to the Company of COVID-19 also include restrictions, limitations and other effects on activities which may result in delays in obtaining requisite permitting for, completing a definitive feasibility study for and securing financing for the construction of the Thacker Pass Project and otherwise delay bringing the Thacker Pass Project to commercial production. Additional risks include the potential for the impairment of the Company’s assets or write-downs in respect of the Company’s material properties, or any part thereof, as a result of prolonged delays, limitations or restrictions on activities at the Company’s properties due to COVID-19, risks to employee health and safety, increased costs, including those related to labour and fuel and any additional capital being required related to bringing the Company’s projects to commercial production, regulatory changes, political or economic instabilities, civil unrest, and the availability of industry experts and personnel. The spread of COVID-19 is currently having an adverse impact on the global economy, the severity and duration of which are difficult to predict, and has adversely affected and may have further adverse effects on our performance, as well as our ability to successfully execute our operations, business strategies and initiatives. At this time, the full extent to which the COVID-19 pandemic will or may impact the Company remains uncertain and these factors are beyond the Company’s control.

The Potential Impact of COVID-19 Continues to be Uncertain

COVID-19 has significantly impacted health and economic conditions throughout Canada, the United States, Argentina and globally. The global spread of COVID-19 has been, and continues to be, complex and rapidly evolving, with governments, public institutions and other organizations imposing or recommending, and businesses and individuals implementing, restrictions on various activities or other actions to combat its spread, such as travel restrictions and bans, social distancing, quarantine or shelter-in-place directives, limitations on the size of gatherings, and closures of non-essential businesses. These restrictions have disrupted and may continue to disrupt economic activity, resulting in reduced commercial and consumer confidence and spending, increased unemployment, closure or restricted operating conditions for businesses, volatility in the global economy, instability in the credit and financial markets, labor shortages, regulatory recommendations to provide relief for impacted constituents, and disruption in supply chains.

The full extent to which COVID-19 impacts the Company's business, operations, financial position, results of operations and prospects is highly uncertain and will depend on numerous evolving factors that we may not be able to accurately predict or assess, including, but not limited to, the severity, extent and duration of the pandemic or any resurgences in the future, including any economic recession resulting from the pandemic, the development of effective vaccines and treatments, and the continued governmental, business and individual actions taken in response to the pandemic. Impacts related to COVID-19 are expected to continue to pose risks to the Company's business for the foreseeable future, may heighten many of the risks and uncertainties identified in this Prospectus, and could have a material adverse impact on the Company's business, operations, financial position, results of operations or prospects in a manner that is difficult to predict.

There is No Market for the Securities

Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, Debt Securities, Subscription Receipts, Warrants and Units will not be listed on any securities exchange. There is no market through which the Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and any applicable Prospectus Supplement. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities, and the extent of issuer regulation.

Dilution from Further Financings

The Company may need to raise additional financing in the future through the issuance of additional equity securities or convertible debt securities. If the Company raises additional funding by issuing additional equity securities or convertible debt securities, such financings may substantially dilute the interests of shareholders of the Company and reduce the value of their investment and the value of the Company's securities.

Active Liquid Market for Common Shares

There may not be an active, liquid market for the Common Shares. There is no guarantee that an active trading market for the Common Shares will be maintained on the TSX and/or the NYSE. Investors may not be able to sell their Common Shares quickly or at the latest market price if trading in the Common Shares is not active.

Discretion in the Use of Proceeds

Management will have broad discretion concerning the use of the net proceeds from the offering of any Securities, as well as the timing of their expenditures. Depending on fluctuations in lithium prices and other factors, the intended use of net proceeds from the offering of any Securities may change. As a result, an investor will be relying on the judgment of management for the application of the net proceeds from the offering of any Securities. Management may use the net proceeds from the offering of any Securities in ways that an investor may not consider desirable if they believe it would be in the best interests of the Company to do so. The results and the effectiveness of the application of proceeds from an offering of any Securities are uncertain. If the proceeds are not applied effectively, the Company's business, financial condition, results of operations or prospects may suffer.

Negative Operating Cash Flows

To date, the Company has not generated significant revenues from operations. The Company had negative operating cash flows for the year ended December 31, 2019 and for the six months ended June 30, 2020 and the Company may continue to incur negative operating cash flows. As a result, the Company may need to allocate a portion of its existing working capital or a portion of the proceeds of any offering of Securities to fund any such negative operating cash flow in future periods.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to a specific offering of Securities, certain legal matters relating to the offering of the Securities will be passed upon on behalf of the Company by Cassels Brock & Blackwell LLP with respect to matters of Canadian law. As at the date of this Prospectus, the partners and associates of Cassels Brock & Blackwell LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding securities of any class or series of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

PricewaterhouseCoopers LLP, Chartered Professional Accountants, is the auditor of the Company and has confirmed that it is independent of the Company within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia and in accordance with the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States).

The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc., located at its principal offices in Vancouver, British Columbia.

INTERESTS OF EXPERTS

Each of Ernest Burga, P.Eng., David Burga, P.Geo., Daniel Weber, P.G., RM-SME, Marek Dworzanowski, C.Eng., Pr.Eng., BSc. (Hons.), FIMMM, FSAIMM, Angelo Stamatiou, Ph.D., PEO, APEGS and Anthony Sanford, Pr.Sci.Nat. is a “qualified person” for the purposes of NI 43-101 who authored certain portions of the Cauchari TR. To the knowledge of the Company, none of such authors nor the respective firms they work with had an interest in any securities or other properties of the Company, its associates or affiliates as at the date of the Cauchari TR or as at the date hereof.

Each of Reza Ehsani, P.Eng., Daniel Peldiak, P.Eng., Rob Spiering, P.Eng., Andrew Hutson, FAusIMM, BE (Mining), Louis F. Fourie, P.Geo., Pri.Sci.Nat., John Young, B.Sc., SME-RM and Ken Armstrong, P.Eng. is a “qualified person” for the purposes of NI 43-101 who authored certain portions of the Thacker Pass TR. To the knowledge of the Company, Reza Ehsani, Andrew Hutson, John Young and Ken Armstrong and the respective firms they work with had no interest in any securities or other properties of the Company, its associates or affiliates as at the date of the Thacker Pass TR or as at the date hereof. Daniel Peldiak, Rob Spiering and Louis Fourie, three of the co-authors of the Thacker Pass TR, are no longer employees of Worley Canada Services Ltd. (“WorleyParsons”). Pursuant to Section 4.2.1 of NI 44-101, an expert consent of Reza Ehsani on behalf of WorleyParsons, will be filed with this Prospectus in lieu of expert consents of Daniel Peldiak, Rob Spiering and Louis Fourie.

Rene LeBlanc, Chief Technical Officer of the Company, is the "qualified person" for the purposes of NI 43-101 who reviewed and approved certain technical and scientific information disclosed in this Prospectus and in the 2019 AIF, the 2019 Annual MD&A and the 2020 Q2 Interim MD&A. Mr. LeBlanc's holdings of securities of the Company as at the date hereof do not exceed 1% of the issued and outstanding securities of the Company.

GLOSSARY OF TERMS

When used in this Prospectus, the following terms have the meanings set forth below unless expressly indicated otherwise.

"2019 AIF" has the meaning given to that term under "Documents Incorporated by Reference".

"2019 Annual Financial Statements" has the meaning given to that term under "Documents Incorporated by Reference".

"2019 Annual MD&A" has the meaning given to that term under "Documents Incorporated by Reference".

"2020 Cauchari Transaction" means the transactions between LAC and its subsidiaries and Ganfeng and its subsidiaries pursuant to which, on closing, Ganfeng increased its interest in Minera Exar to 51% and LAC decreased its interest to 49%.

"2020 Q2 Interim MD&A" has the meaning given to that term under "Documents Incorporated by Reference".

"Bangchak" means BCP Innovation PTE. Ltd.

"BCBCA" means the Business Corporations Act (British Columbia).

“BLM” has the meaning given to that term under “Business of the Company – Project Overview – Thacker Pass Project”.

"Board of Directors" means the board of directors of the Company.

"Cauchari TR" means the technical report titled "Updated Feasibility Study and Reserve Estimation to Support 40,000 tpa Lithium Carbonate Production at Cauchari-Olaroz Salars, Jujuy Province, Argentina" with an effective date of September 30, 2020.

"Cauchari-Olaroz Project" means the Company's Cauchari-Olaroz brine lithium project located in the Province of Jujuy in Northwest Argentina.

"CIM" has the meaning given to that term under "Notice Regarding Representation of Mineral Reserve and Mineral Resource Estimates".

"CIM Definition Standards" has the meaning given to that term under "Notice Regarding Representation of Mineral Reserve and Mineral Resource Estimates".

"Common Shares" has the meaning given to that term on the cover page of this Prospectus.

"Company" has the meaning given to that term on the cover page of this Prospectus.

"Consolidation" means the share consolidation effected on November 8, 2017, pursuant to which the Common Shares were consolidated on the basis of one Common Share for every five previously-outstanding Common Shares.

"COVID-19" means the COVID-19 novel coronavirus.

"Debt Securities" has the meaning given to that term on the cover page of this Prospectus.

"DSUs" means the deferred share units of the Company.

"EBITDA" means earnings before interest, taxes, depreciation and amortization.

“EIS” has the meaning given to that term under “Business of the Company – Project Overview – Thacker Pass Project”.

"Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

"forward-looking information" has the meaning given to that term under "Forward-Looking Information".

"Ganfeng" means Ganfeng Lithium Co., Ltd., and as applicable, its wholly-owned subsidiaries GFL International Co., Ltd. and Ganfeng Lithium Netherlands Co., B.V.

"Global Securities" has the meaning given to that term under "Description of Debt Securities".

"IASB" has the meaning given to that term on the cover page of this Prospectus.

"IFRS" has the meaning given to that term on the cover page of this Prospectus.

"Indenture" has the meaning given to that term under "Description of Debt Securities".

"LAC" or "we" has the meaning given to that term on the cover page of this Prospectus.

"MJDS" has the meaning given to that term on the cover page of this Prospectus.

"Minera Exar" means Minera Exar S.A.

"NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions.

"NI 44-102" means National Instrument 44-102 - Shelf Distributions.

“NPV” means net present value.

"NYSE" has the meaning given to that term on the cover page of this Prospectus.

"Options" means the incentive stock options of the Company.

"Preferred Shares" has the meaning given to that term on the cover page of this Prospectus.

"Project Investment" means the transactions between LAC and its subsidiaries and Ganfeng pursuant to which Ganfeng increased its interest in Minera Exar to 50% and LAC decreased its interest to 50%.

"Prospectus" has the meaning given to that term on the cover page of this Prospectus.

"Prospectus Supplement" has the meaning given to that term on the cover page of this Prospectus.

"PSUs" means the performance share units of the Company.

"RSUs" means the restricted share units of the Company.

"SEC" has the meaning given to that term on the cover page of this Prospectus.

"SEC Industry Guide 7" has the meaning given to that term under "Notice Regarding Representation of Mineral Reserve and Mineral Resource Estimates".

"SEC Modernization Rules" has the meaning given to that term under "Notice Regarding Representation of Mineral Reserve and Mineral Resource Estimates".

"Securities" has the meaning given to that term on the cover page of this Prospectus.

"Subscription Receipts" has the meaning given to that term on the cover page of this Prospectus.

"Thacker Pass Project" means the Company's lithium project property located in Humboldt County, Nevada.

"Thacker Pass TR" means the technical report titled "Technical Report on the Pre-Feasibility Study for the Thacker Pass Project, Humboldt County, Nevada, USA" with an effective date of August 1, 2018.

"Trustee" has the meaning given to that term under "Description of Debt Securities".

"TSX" has the meaning given to that term on the cover page of this Prospectus.

"Units" has the meaning given to that term on the cover page of this Prospectus.

"Warrants" has the meaning given to that term on the cover page of this Prospectus.